Exhibit 10.2

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of April 24, 2020 (“Agreement Date”) by and among (i) Rapid7 Inc., a Delaware corporation (the “Ultimate Parent”), (ii) Rapid7 LLC, a Delaware limited liability company and wholly-owned subsidiary of the Ultimate Parent (“Purchaser”), (iii) Stratus Acquisition, Inc., a Delaware corporation (“Merger Sub”), (iv) Divvy Cloud Corporation, a Delaware corporation (“Company”), and (v) Fortis Advisors LLC, a Delaware limited liability company, as representative of the holders of equity securities of the Company (the “Equityholder Representative”). The Ultimate Parent, Purchaser, Merger Sub, Company, and the Equityholder Representative are sometimes referred to throughout this Agreement individually as a “Party” and collectively as the “Parties.” Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

Purchaser, Merger Sub and Company intend to effect a merger of Merger Sub with and into Company in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and Company will become a wholly owned subsidiary of Purchaser (the “Acquisition”).

AGREEMENT

Now, therefore, in consideration of the representations, warranties and covenants herein contained, and the other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	DESCRIPTION OF TRANSACTION.

1.1	Merger of Merger Sub into Company.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Company (the “Merger”), the separate existence of Merger Sub shall cease, and Company shall be, and is herein sometimes referred to as, the “Surviving Corporation,” and the name of the Surviving Corporation shall be “Divvy Cloud Corporation”.

(b)    Upon the Effective Time, the separate existence of Merger Sub shall cease and Company, as the Surviving Corporation (i) shall continue to possess all of its assets, rights, powers and property as constituted immediately prior to the Effective Time, (ii) shall be subject to all actions previously taken by its and Merger Sub’s board of directors, (iii) shall succeed, without other transfer, to all of the assets, rights, powers and property of Merger Sub in the manner more fully set forth in Section 259 of the DGCL, (iv) shall continue to be subject to all of the debts, liabilities and obligations of Company as constituted immediately prior to the Effective Time of the Merger, and (v) shall succeed, without other transfer, to all of the debts, liabilities and obligations of Merger Sub in the same manner as if Company had itself incurred them, all as more fully provided under the applicable provisions of the DGCL.

1.2	Effect on Company Stock.

Subject to Sections 1.8(h) and 1.9, at the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, Merger Sub, Company or any stockholder of Company:

(a)    Each share of Company Stock held by the Company in its treasury shall be cancelled and extinguished, and no consideration shall be delivered or deliverable in exchange therefor.

(b)    Each share of Company Stock outstanding as of immediately prior to the Effective Time held by Stockholders other than Retained Key Owners (and other than dissenting shares and shares to be cancelled in accordance with Section 1.2(a)) shall, by virtue of the Merger be converted into the right to receive, in the aggregate, the following Merger Consideration:

(i)    at the Closing, the Per Share Closing Payment; and

(ii)    the Per Share Future Payments that may become payable to such Stockholders.

(c)    Each share of Company Stock issued and outstanding as of the Effective Time held by the Retained Key Owners shall, by virtue of the Merger be converted into the right to receive, in the aggregate, the following Merger Consideration:

(i)    each of 1,404,000 shares of Company Stock held by each Retained Key Owner, including all 300,000 shares of Restricted Company Stock held by DeRamus, shall convert into the right to receive:

(1)    at Closing, the Per Share Closing Payment with respect to each such share; and

(2)    the Per Share Future Payments that may become payable to each respective Retained Key Owner with respect to each such share.

(ii)    each of 936,000 shares of Company Stock held by each Retained Key Owner shall convert into the right to receive:

(1)    the right to receive that number of shares of Common Stock of Ultimate Parent (the “Ultimate Parent Shares”) determined by dividing (y) an amount equal to the Per Share Closing Payment by (z) the per share price of one share of Ultimate Parent Shares as of the close of trading on the Nasdaq exchange the last trading day prior to the Agreement Date; on the following installment payment basis: (A) one-third of the aggregate number of Ultimate Parent Shares payable to each Retained Key Owner pursuant to the terms of this Section 1.2(d)(ii)(1) (rounded down to the nearest whole share) shall be issued to such Retained Key Owner not later than thirty (30) days after the first anniversary of the Closing Date; (B) one-third of the aggregate number of Ultimate Parent Shares payable to each Retained Key Owner pursuant to the terms of this Section 1.2(d)(ii)(1) (rounded down to the nearest whole share) shall be issued to such Retained Key Owner not later than thirty (30) days after the second anniversary of the Closing Date; and (C) one-third of the aggregate number of Ultimate Parent Shares payable to each Retained Key Owner pursuant to the terms of this Section 1.2(d)(ii)(1) (rounded up to the nearest whole share) shall be issued to such Retained Key Owner not later than thirty (30) days after the third anniversary of the Closing Date. For avoidance of doubt, neither Retained Key Owner shall have any rights or interest in the Ultimate Parent Shares (including, but not limited to dividend or voting rights) payable to such Retained Key Owner pursuant to the terms of this Section 1.2(d)(ii)(1) until such time as such Retained Key Owner receives such Ultimate Parent Shares pursuant to each installment payment of such shares described in this Section 1.2(c)(ii)(1); and

(2)     the Per Share Future Payments that may become payable to each respective Retained Key Owner with respect to each such share.

1.3	Closing; Effective Time.

(a)    Within two (2) Business Days following satisfaction or waiver of all of the conditions to the obligations of the parties set forth in Sections 5 and 6, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the exchange of documents and signatures, on the date hereof, or at such other time and place as the parties mutually agree upon in writing.

(b)    In connection with the Closing, a properly executed certificate of merger conforming to the requirements of Section 251 of the DGCL shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time such certificate of merger is filed with and accepted by the Secretary of State of the State of Delaware (the “Effective Time” and the date on which such Effective Time occurs being the “Closing Date”).

1.4	Certificate of Incorporation and Bylaws; Directors and Officers.

Unless otherwise determined by Purchaser and Company prior to the Effective Time:

(a)    the certificate of incorporation of Company shall be amended and restated in the form attached hereto as Exhibit B, and thereafter shall continue in full force and effect as the certificate of incorporation of the Surviving Corporation until duly amended in accordance with the provisions thereof and applicable Legal Requirements;

(b)    the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall continue in full force and effect as the bylaws of the Surviving Corporation until duly amended in accordance with the provisions thereof and applicable Legal Requirements, except that all references to Merger Sub therein shall be changed to references to the Surviving Corporation; and

(c)    the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation until their successors shall have been duly elected and qualified or until as otherwise provided by Legal Requirement, the certificate of incorporation of the Surviving Corporation or the bylaws of the Surviving Corporation.

1.5	Warrants and Options.

Prior to the Agreement Date, the Company’s board of directors will adopt resolutions and take all other actions necessary or appropriate to provide that, subject to Closing, and immediately prior to the Effective Time:

(a)    each Company Warrant shall be cancelled, and shall no longer entitle the holder thereof to any payment or other rights other than the right to receive the Closing Date Warrant Cancellation Amount for such Warrantholder, plus the amount of Future Payments applicable to the Company Warrants held by such Warrantholder, each as set forth on the Payment Schedule;

(b)    each Unvested Option will be cancelled pursuant to the terms of the Company Stock Plan, and shall no longer entitle the holder thereof to any payment or other rights, without consideration and without rights to any portion of the Base Purchase Price;

(c)    each Vested Option will be cancelled and will no longer entitle the Optionholder thereof to any payment or other rights, other than the right to receive the Closing Date Option Cancellation Amount for such Optionholder, plus the amount of Future Payments applicable to the Vested Company Options held by such Optionholder, each as set forth on the Payment Schedule.

To be entitled to the payments described above, the Warrantholder must timely execute, return to the Paying Agent a Warrant Cancellation Agreement and the Optionholders must timely execute, return to the Company, and not revoke an Option Cancellation Agreement. From and after the Effective Time, any cancelled Company Warrant or Company Option will be void and of no further force or effect, and will no longer be exercisable by the former holder thereof.

1.6	Other Equity Securities.

At or prior to the Effective Time, each additional stock option, warrant or other equity security (other than Company Stock, Company Option or Company Warrant) that is then outstanding, whether vested or unvested (an “Additional Option”), shall be terminated. Purchaser shall not assume any Additional Option.

1.7	Payment Schedule.

At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser (i) a statement (the “Closing Certificate”), certified by an officer of the Company, setting forth the amount of the Estimated Closing Consideration and the Per Share Closing Payment, including the calculations thereof (including the Estimated Closing Balance Sheet and Estimated Closing Adjustment), and (ii) a true and correct funds flow statement, in form and substance reasonably acceptable to the Purchaser (the “Payment Schedule”), which shall take into account any reasonable comments from the Purchaser, setting forth with respect to each Equityholder and each Person to whom any Closing Transaction Expense and Closing Debt is payable or due at Closing, the amounts payable to each such Person in accordance with the terms of this Agreement (without taking into account any withholding), a designation and amount of the Company Stock, including a designation of any Company Stock that is Restricted Company Stock, payment instructions with respect to each such payee, the proportional share for each Equityholder, and the amount and proportional share of the cash portion of the Merger Consideration to be held back from each Equityholder as part of the Holdback Amount, and the amount and proportional share of the Merger Consideration from each Equityholder used to fund the Expense Fund Amount.

1.8	Payment Procedures.

(a)    The Purchaser has designated PNC Bank, National Association to act as the paying agent (the “Paying Agent”) for the purpose of facilitating the cancellation of certificates representing the shares of Company Stock (the “Certificates”), which Certificates are maintained electronically solely on Carta, for each Stockholder’s and each Warrantholder’s share of the Estimated Closing Consideration, to be allocated among the Stockholders and the Warrantholder in accordance with the Payment Schedule delivered to the Purchaser by the Company pursuant to Section 1.7.

(b)    As soon as practicable after the Agreement Date, the Purchaser shall cause the Paying Agent to distribute (i) to each Stockholder at the address of record with the Company documentation required of the Stockholders for Closing, including (A) a written consent of the stockholders approving the principal terms of the Merger, which consent will be materially in the form previously provided to and deemed reasonably acceptable by the Purchaser (the “Written Stockholder Consent”), (B) an information statement describing with reasonable accuracy this Agreement, the Merger and the provisions of Section 262 of Delaware Law (the “Information Statement”), (C) Transmittal Letters substantially in the form attached hereto as Exhibit C-1 and C-2 (the “Transmittal Letters”) to (I) each Stockholder, and (II) each holder of Company Restricted Stock respectively, and (ii) a Warrant Cancellation Agreement to the Warrantholder. Such documentation shall advise the Stockholders and the Warrantholder of the anticipated closing of the Acquisition, request that the Stockholders execute the Written Consent and inform the Stockholders and Warrantholder the procedures for (i) with respect to Stockholders, cancelling such holder’s Certificates and submission of the Transmittal Letter (with all other documentation required to be delivered pursuant to the Transmittal Letter) and (ii) with respect to the Warrantholder, delivery of the Warrant Cancellation Agreement; provided, however, for the avoidance of doubt, any Estimated Closing Consideration payable to such holder with respect to Restricted Company Stock held by such holder, shall be paid to the Surviving Corporation for distribution to such holder in accordance with the terms of Section 1.9(i).

(c)    Within two (2) Business Days following the Closing Date with respect to the Warrantholder and any Stockholder that has delivered all required documentation prior to the Closing Date, and with respect to any other Stockholder within five (5) Business Days of receipt of all required documentation from such Stockholder, the Paying Agent shall deliver to such holder, in accordance with the terms of such holder’s

Transmittal Letter (in the case of each Stockholder) or Warrant Cancellation Agreement (in the case of the Warrantholder), the amount set forth opposite such holder’s name on the Payment Schedule as payable on account of such holder’s shares of Company Stock (other than shares of Restricted Company Stock) and/or Warrants, as applicable, as the aggregate share of the Estimated Closing Consideration payable to such holder (in addition, with respect to holders of Restricted Company Stock, to the aggregate share of the Estimated Closing Consideration payable to such holder in exchange for his shares of Restricted Company Stock) in exchange for such holder’s shares of Company Stock (such consideration subject to adjustment as provided herein and any applicable withholding Taxes). In the event of a conflict between the Payment Schedule and the provisions of this Agreement, the Payment Schedule shall control. Notwithstanding anything to the contrary herein or in the Company certificate of incorporation, the Purchaser, Merger Sub, the Surviving Corporation, the Equityholder Representative, and the Paying Agent shall be entitled to rely on the Payment Schedule as conclusive evidence of amounts payable to the Stockholders and Warrantholder pursuant to this Agreement.

(d)    If payment is to be made to a Person other than the Person in whose name the cancelled Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the holder of such Certificate has provided such documentation evidencing such transfer in a manner reasonably requested by the Paying Agent or that the Person requesting such payment shall have signed the Transmittal Letter and paid all transfer and other Taxes required by reason of such payment to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Paying Agent that such Taxes either have been paid or are not applicable.

(e)    Until properly surrendered or canceled, each Certificate shall be deemed for all purposes to evidence only the right to receive the portion of the Merger Consideration payable in exchange for shares of Company Stock held by such Stockholder, pursuant to this Agreement. The Stockholders and Warrantholder shall not be entitled to receive any portion of the Merger Consideration to which they would otherwise be entitled until their respective Transmittal Letters (with all other documentation required to be delivered pursuant to the Transmittal Letter) and Certificates are cancelled electronically in Carta or a Warrant Cancellation Agreement is delivered, as applicable, in accordance with this Agreement.

(f)    In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay with respect to such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof in a form acceptable to the Purchaser and the Paying Agent, the amount payable with respect to such Certificates as set forth on the Payment Schedule; provided, however, that the Purchaser, the Surviving Corporation or the Paying Agent may, in its discretion, require the delivery of a satisfactory indemnity.

(g)    At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Company Stock thereafter on the records of the Company or the Surviving Corporation.

(h)    Notwithstanding anything to the contrary in this Agreement, none of the Purchaser, the Surviving Corporation, the Paying Agent, the Representative Group nor any Equityholder shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

(i)    In the case of a holder of Restricted Company Stock who has signed and not revoked a Transmittal Letter, on the next administratively practicable scheduled payroll date following the later of the Closing Date and the timely delivery of a such holder’s Transmittal Letter, the Surviving Corporation shall pay to such holder the amount set forth opposite such holder’s name on the Payment Schedule as payable on account of such holder’s shares of Restricted Company Stock as the aggregate share of the Estimated Closing Consideration payable to such holder (less applicable withholdings).

(j)    In the case of a holder of Vested Options who has signed and not revoked an Option Cancellation Agreement, in the form attached hereto as Exhibit D (an “Option Cancellation Agreement”), with respect to such holder’s Vested-In-The-Money Options, the Surviving Corporation shall pay to such holder the applicable Closing Date Option Cancellation Amounts (less applicable withholdings) on the next administratively practicable scheduled payroll date following the Closing Date.

(k)    Any amount required to be paid in respect of Restricted Company Stock or a Vested-In-The-Money Option pursuant to Section 1.12 or Section 9 shall be paid to the Surviving Corporation for distribution to the holder of such Restricted Company Stock or Vested-In-The-Money Option, as applicable, on the next administratively practicable scheduled payroll date following the date upon which such payment becomes due and payable. The Payment Schedule shall set forth opposite each applicable holder’s name on the Payment Schedule: (y) the share of the Estimated Closing Consideration payable to each holder of Restricted Company Stock on account of such holder’s shares of Restricted Company Stock (such consideration subject to adjustment as provided herein and any applicable withholding Taxes) and (z) the Closing Date Option Cancellation Amounts amount shall be set forth opposite such holder’s name on the Payment Schedule as the aggregate share of the Estimated Closing Consideration payable to such holder on account of such holder’s Vested-In-The-Money Options (such consideration subject to adjustment as provided herein and any applicable withholding Taxes). In the event of a conflict between the Payment Schedule and the provisions of this Agreement, the Payment Schedule shall control. Notwithstanding anything to the contrary herein, Purchaser, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to rely on the Payment Schedule as conclusive evidence of amounts payable to the holders of Vested-In-The-Money Options pursuant to this Agreement.

1.9	Shares Subject to Appraisal Rights.

(a)    Notwithstanding anything to the contrary contained in this Agreement, to the extent that the provisions of Section 262 of the DGCL are, or prior to the Effective Time may become, applicable to the Merger, any shares of Company capital stock that, as of the Effective Time, are held by holders who have as of the Effective Time preserved appraisal rights under Section 262 of the DGCL with respect to such shares (“Dissenting Shares”) and have not executed the Written Stockholder Consent shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 1.2(b) and (c) and 1.8(c), and the holder or holders of such shares shall be entitled only to such rights as may be provided to such holder or holders pursuant to Section 262 of the DGCL and shall not be deemed to be “Stockholders” hereunder; provided, however, that if such appraisal rights shall not be perfected or the holders of such shares shall otherwise lose their appraisal rights with respect to such shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such rights, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) the Merger Consideration in accordance with Section 1.2(b) and (c) and 1.8(c), and such holders shall be deemed “Stockholders” hereunder.

(b)    Company shall give Purchaser (i) prompt notice of any written demand received by Company prior to the Effective Time for appraisal of shares of Company capital stock pursuant to Section 262 of the DGCL and of any other demand, notice or instrument delivered to Company prior to the Effective Time pursuant to the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Purchaser shall have consented in writing to such payment or settlement offer.

1.10	Closing Deliveries.

(a)    At the Closing, Company shall deliver to the Purchaser:

(i)    the Closing Certificate and Payment Schedule (delivered no later than three (3) Business Days prior to the Closing Date);

(ii)    a certified copy of resolutions of the Board of Directors of the Company, approving this Agreement and authorizing the execution and delivery of this Agreement and the consummation of the Acquisition;

(iii)    a certified copy of Written Stockholder Consent representing 85% of the Company Stock entitled to vote on the Merger;

(iv)    Option Cancellation Agreements executed by Optionholders holding Vested In-The-Money Options representing not less than 95% of the aggregate shares of Common Stock represented by all Vested In-The-Money Option

(v)    a certificate of good standing of Company from its jurisdiction of incorporation, dated as of no more than five (5) Business Days prior to the Closing Date;

(vi)    the offer letters and severance agreements between Company and each of the Retained Key Owners, Peter Scott (“Scott”) and Chris Hertz (“Hertz”), each as set forth in Exhibit F (the “Employment Arrangements”) executed by each respective Retained Key Owner, Scott and Hertz;

(vii)    the Stock Restriction Agreements, in a form acceptable to Purchaser and the Retained Key Owners, executed by each Retained Key Owner (the “Stock Restriction Agreements”);

(viii)    resignation letters of all Persons identified on Part 1.10(a)(viii) of the Disclosure Schedules, by which such Persons resign from their respective positions as officers and/or directors of Company;

(ix)    a certificate conforming with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and in form and substance reasonably satisfactory to the Purchaser, certifying that shares of Company Stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code;

(x)    the consents, notices, and filings specifically identified on Section 1.10(a)(x) of the Disclosure Schedules;

(xi)    a certificate of an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 5.1 of this Agreement have been satisfied; and

(xii)    payoff letter executed by Silicon Valley Bank in substantially the form previously provided to Purchaser.

(b)    At the Closing, the Purchaser shall, or the Ultimate Parent shall cause the Purchaser to, deliver the following:

(i)    the Estimated Closing Consideration as follows:

(1)    to the Company account identified in the Payment Schedule, an amount equal to the aggregate of all (A) all Estimated Closing Consideration payable to the holders of Restricted Company Stock with respect to such shares of Restricted Company Stock and (B) Closing Date Option Cancellation Amounts, as each amounts are set forth on the Payment Schedule; and

(2)    to the Paying Agent, on behalf of the Equityholders, by wire transfer of immediately available funds, the remainder of the Estimated Closing Consideration;

(ii)    to the holders of Closing Debt, the amounts of such Closing Debt set forth on the Payment Schedule;

(iii)    to the payees of Closing Transaction Expenses, the amounts of such Closing Transaction Expenses as set forth on the Payment Schedule, by wire transfer of immediately available funds;

(iv)    to the Equityholder Representative, the Expense Fund Amount, by wire transfer of immediately available funds;

(v)    to each Retained Key Owner, Scott and Hertz a copy of such persons’ respective Employment Arrangement, duly executed by the Purchaser;

(vi)    to each Retained Key Owner, a copy of the Stock Restriction Agreement, duly executed by the Ultimate Parent;

(vii)    written acknowledgement that Ultimate Parent has agreed to award restricted stock units (“Retention RSUs”) of the Ultimate Parent, with an aggregate value of $7,000,000 (the “Retention Amount”) with a number of units based on the per share price of one share of Ultimate Parent Shares as of the close of trading on the Nasdaq exchange the last trading day prior to the Closing Date (the “RSU Price Peg”), to certain continuing employees of Company (none of whom shall be a Retained Key Owner) identified in a written notice provided by the Company to Purchaser not less than three Business Days prior to the Closing Date (the “Retention RSU Notice”) as incentive for the continuing employment of such employees, with the terms of such Retention RSUs being substantially in the form set forth in Exhibit G;

(viii)    written acknowledgement that Ultimate Parent has agreed to award restricted stock units (“Performance RSUs”) of the Ultimate Parent, with an aggregate value of $5,000,000 (the “Performance Amount”) with a number of units based on the RSU Price Peg, to certain employees of Company (including, without limitation each Retained Key Owner) identified in a written notice provided by the Company to Purchaser not less than three Business Days prior to the Closing Date (the “Performance RSU Notice”) to reward such employees if certain performance-based sales objectives are achieved subsequent to Closing, with the terms of such Performance RSUs and performance-based sales objectives being substantially in the form set forth in Exhibit H; and

(ix)    to the Equityholder Representative, evidence reasonably satisfactory to the Equityholder Representative the binding of the R&W Insurance.

1.11	Holdback.

(a)    At the Closing, the Holdback Amount shall be withheld and retained by the Purchaser for payment, if and as applicable, in accordance with the terms of this Agreement. With respect to Holdback Amount, (i) the Purchase Price Adjustment Holdback Amount shall be used solely to satisfy any payment due from the Equityholders as a result of the Final Closing Adjustment as set forth in Section 1.12(f), and (ii) the Indemnity Holdback Amount shall be used to satisfy any Damages suffered by Purchaser as a result of the indemnity obligations of the Equityholders as provided in Section 9 and, to the extent that the Purchase Price Adjustment Holdback Amount is not sufficient to satisfy any payment due from the Equityholders as a result of the Final Closing Adjustment as set forth in Section 1.12(f) (the amount of any such deficit the “Purchase Price Adjustment Deficit”), to satisfy such Purchase Price Adjustment Deficit.

(b)    Subject to the following requirements, the Purchase Price Adjustment Holdback Amount shall be retained by the Purchaser until released following the final settlement of the Final Closing Adjustment pursuant to Section 1.12(f), and the remainder of the Holdback Amount shall be retained by the Purchaser until the fifteen (15) month anniversary of the Effective Time (the “Holdback Period”). Upon the expiration of the Holdback Period, the Purchaser shall deliver the Holdback Amount less any funds used to satisfy indemnity obligations of the Equityholders as provided in Section 9 to the Company and the Paying Agent for distribution to the Equityholders in accordance with the allocation set forth on the Payment Schedule; provided, however, that the portion of the Holdback Amount, which is equal to claimed losses for any unresolved claim delivered to the Equityholder Representative prior to the expiration of such Holdback Period shall continue to be held by the Purchaser until such claims have been resolved. As soon as all such claims have been resolved, any amounts retained by the Purchaser and not used to satisfy such claims shall be delivered to the Equityholders as specified in this Section.

1.12	Adjustment Before and After the Closing.

The Estimated Closing Adjustment and the Final Closing Adjustment shall be determined as set forth below in this Section 1.12:

(a)    The Closing Certificate, delivered pursuant to Section 1.7 shall include the calculation of the Estimated Closing Adjustment, including an estimated balance sheet balance sheet of Company as of 11:59 PM, Eastern time, on the day immediately prior to the Closing Date (the “Estimated Closing Balance Sheet”), together with all relevant backup materials, in reasonable detail. The Estimated Closing Adjustment and the Estimated Closing Balance Sheet shall be prepared in accordance with GAAP and the Working Capital Guidelines and Sample Calculation. The Working Capital Guidelines and Sample Calculations reflect the Closing Adjustment Items to be included in the Estimated Closing Adjustment, including estimated amounts in respect thereof as of the date of this Agreement, however, to the extent there are differences in inclusion, interpretation, or some other judgement between the Working Capital Guidelines and the Sample Calculation and GAAP, the Working Capital Guidelines and the Sample Calculation shall prevail.

(b)    Not later than three (3) months after the Closing Date, Purchaser shall deliver to the Equityholder Representative the Purchaser’s closing adjustment statement (the “Closing Adjustment Statement”) setting forth the Closing Adjustment Items including a balance sheet of Company as of as of 11:59 PM, Eastern time, on the day immediately prior to the Closing Date together with all relevant calculations and backup materials, in reasonable detail. The Closing Adjustment Statement shall be prepared in accordance with GAAP and, to the extent consistent with GAAP, the Working Capital Guidelines and Sample Calculations. The Closing Adjustment Statement delivered pursuant to this Section 1.12(b) shall be accompanied by a statement setting forth the amount, if any, by which the total of the Closing Adjustment Items is greater than, or less than, the Estimated Closing Adjustment. Following the delivery of the Closing Adjustment Statement to the Equityholder Representative, the Purchaser and the Surviving Corporation shall afford the Equityholder Representative the opportunity to examine the statements and such supporting schedules, analyses, and other underlying records or documentation as are reasonably necessary and appropriate. The Purchaser and the Surviving Corporation shall reasonably cooperate with the Equityholder Representative in such examination. The Closing Adjustment Statement, as proposed by Purchaser pursuant to this Section 1.12(b), shall be deemed for purposes of this Section 1.12 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.12 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Stockholders, unless the Equityholder Representative timely delivers to Purchaser an Objection Notice (as defined below) in accordance with Section 1.12(c). If Purchaser fails to timely deliver the Closing Adjustment Statement, at the Equityholder Representative’s election, the Equityholder Representative may hire (at Purchaser’s sole cost and expense) an independent accountant to prepare the Statements and, in the case Equityholder Representative hires an independent accountant to prepare the Statements, the dispute process in Section 1.12(c) shall apply in a reciprocal fashion.

(c)    In the event that the Equityholder Representative disputes the Closing Adjustment Statement or the amount of the Closing Adjustment Items, the Equityholder Representative shall notify Purchaser in writing (the “Objection Notice”) of the amount, nature and basis of such dispute, within 30 calendar days after delivery of the Closing Adjustment Statement pursuant to Section 1.12(b). Any such Objection Notice shall specify in reasonable detail those items or amounts as to which the Equityholder Representative disagrees (the “Disputed

Line Items”), and the Equityholder Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Adjustment Statement and the amount of the Closing Adjustment Items delivered pursuant to Section 1.12(b). If Equityholder Representative fails to timely deliver an Objection Notice, the amounts set forth in the Closing Adjustment Statement shall be deemed to be final and binding on the Parties. In the event of a dispute, Purchaser and the Equityholder Representative shall first negotiate in good faith to reach agreement on the Disputed Line Items in order to determine the amount of the Closing Adjustment Items, which amount shall not be more than Purchaser’s calculation delivered pursuant to Section 1.12(b) nor less than the Equityholder Representative’s calculation delivered pursuant to this Section 1.12(c). If Purchaser and the Equityholder Representative reach a final resolution on the Disputed Line Items within 30 days after Purchaser’s receipt of the Objection Notice (or within any additional period as mutually agreed to between Purchaser and the Equityholder Representative), then the Closing Adjustment Statement agreed upon by Purchaser and the Equityholder Representative shall be deemed for purposes of this Section 1.12 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.12 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Stockholders.

(d)    If Purchaser and the Equityholder Representative are unable to resolve the Disputed Line Items within thirty (30) calendar days after delivery of the Objection Notice, then any remaining Disputed Line Items shall be submitted to Grant Thornton LLP or another accounting firm or entity mutually acceptable to the Purchaser and the Equityholder Representative (the “Neutral Accountant”). All determinations and calculations pursuant to this Section 1.12(d) shall (i) consider only the Disputed Line Items that remain in dispute, (ii) be a value that is not more than Purchaser’s calculation delivered pursuant to Section 1.12(b) nor less than the Equityholder Representative’s calculation delivered pursuant to Section 1.12(c), (iii) be in writing, and (iv) be delivered to Purchaser and the Equityholder Representative as promptly as practicable, and in any event, within thirty (30) days from the date that the dispute is submitted to it. Absent Fraud or manifest error, the Closing Adjustment Statement as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 1.12 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.12 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Stockholders. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall act as an expert and not as arbitrator. A judgment on the determination made by the Neutral Accountant pursuant to this Section 1.12 may be entered in and enforced by any court having jurisdiction.

(e)    The Purchaser and the Equityholder Representative (on behalf of the Equityholders) shall each bear its own fees and expenses in connection with the resolution of disputes pursuant to Section 1.12(d); provided, however, that the fees and expenses of the Neutral Accountant shall be borne by the Equityholders, on the one hand, and Purchaser, on the other hand, in proportion to the amounts by which the respective proposals of Purchaser and the Equityholder Representative differed from the Neutral Accountant’s final determination.

(f)    The “Final Closing Adjustment” shall be equal to (i) the amount of the Final Closing Adjustment Items, minus (ii) the Estimated Closing Adjustment. For the avoidance of doubt, the Final Closing Adjustment may be a positive or negative number. If the Final Closing Adjustment is greater than zero (0) but less than the Purchase Price Adjustment Holdback Amount, then Purchaser shall remit, promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Closing Adjustment, an amount equal to the difference between the Purchase Price Adjustment Holdback Amount and the Final Closing Adjustment to the Company and the Paying Agent for further distribution to the Equityholders pro rata in accordance the Payment Schedule. If the Final Closing Adjustment is greater than the Purchase Price Adjustment Holdback Amount, but less than the Holdback Amount, then the Purchaser’s obligation to pay the Purchase Price Adjustment Holdback Amount shall be terminated and the Indemnity Holdback Amount shall be reduced by an amount equal to the difference between the Final Closing Adjustment and the Purchase Price Adjustment Holdback Amount. If the Final Closing Adjustment is greater than the Holdback Amount, the Purchaser’s obligation to pay the Holdback Amount shall be terminated and Purchaser shall have the right to seek payment for the amount that the Final Closing Adjustment exceeds the Holdback Amount directly against the Equityholders. If the Final Closing Adjustment is less than zero (0), then promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Closing Adjustment, the Purchaser shall remit an amount equal to the Final Closing Adjustment plus the Purchase Price Adjustment Holdback Amount to the Company and the Paying Agent for further distribution to the Equityholders pro rata in accordance the Payment Schedule. Payments pursuant to this Section 1.12(f) shall be treated for all purposes as adjustments to the Merger Consideration.

(g)    The parties agree that the procedures set forth in this Section 1.12 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment; provided, that this provision shall not prohibit Purchaser or the Equityholder Representative from instituting litigation to enforce the determination of the Neutral Accountant.

1.13	Withholding.

Purchaser the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration payable or otherwise deliverable to any holder or former holder of capital stock of Company pursuant to this Agreement such amounts as Purchaser, the Surviving Corporation or the Paying Agent are required to deduct or withhold therefrom under the Code or under any Tax Law; provided, however, that if Purchaser, the Surviving Corporation or the Paying Agent determines that an amount is required to be so deducted and withheld, Purchaser, the Surviving Corporation or the Paying Agent, as applicable, will use commercially reasonable efforts to provide the Person with notice of its intent to deduct and withhold at least five days prior to the date the applicable payment is scheduled to be made (which notice will include a reference to the applicable provision of the Code or other Tax Law pursuant to which such deduction or withholding is required) and Purchaser, the Surviving Corporation or the Paying Agent, as applicable, will use commercially reasonable efforts to cooperate with such Person to eliminate or reduce the basis for such deduction or withholding (including providing such Person with a reasonable opportunity to provide forms or other evidence that would exempt such amounts from withholding). To the extent such amounts are so deducted or withheld, and delivered to the applicable state, local or foreign tax authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. If Purchaser, the Surviving Corporation or the Paying Agent withholds any amounts from any payment otherwise due pursuant to this Agreement, Purchaser, the Surviving Corporation or the Paying Agent, as applicable, will provide such Person, within ten (10) Business Days following the date of such payment, written documentation evidencing that such amounts were paid to the applicable Governmental Authority.

2.	REPRESENTATIONS AND WARRANTIES OF COMPANY.

The Company hereby represents and warrants to the Purchaser, except as set forth in the correspondingly numbered Disclosure Schedules attached hereto as Exhibit I (the “Disclosure Schedules”), which exceptions shall be deemed to be disclosure with respect to all other representations or sections or subsections of the Disclosure Schedules to which applicability of such disclosure would be reasonably apparent on its face to a reader without independent knowledge of the matter being disclosed and shall be deemed to be part of the representations and warranties made hereunder, as follows as of the Agreement Date:

2.1	Status; Authorization.

(a)    Company (i) is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware, and (ii) has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(b)    Company has all necessary corporate power and corporate authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by Company of this Agreement have been duly authorized by the board of directors and by the stockholders of Company.

(c)    This Agreement has been duly executed and delivered by Company and constitutes a legal, valid and binding obligation of Company enforceable against Company in accordance with its terms.

(d)    Company does not own any controlling interest in any other entity and Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any other Entity. Company has not agreed and is not obligated to make any future investment in or capital contribution to any other Entity.

2.2	Capitalization, Etc.

(a)    The authorized capital stock of Company consists of:

(i)    37,000,000 shares of Company Common Stock, of which 6,130,419 shares have been issued and are outstanding as of the date of this Agreement; and

(ii)    13,317,683 shares of Series A Preferred Stock of Company, of which 11,670,574 shares have been issued and are outstanding as of the date of this Agreement.

(iii)    11,086,513 authorized shares of Series A-1 Preferred Stock of Company, of which 8,878,136 shares have been issued and are outstanding as of the date of this Agreement.

(b)    All of the outstanding shares of Company Stock have been duly authorized and validly issued, and are fully paid and non-assessable. Other than shares that are subject to the Restricted Stock Award Agreements, no shares of Company’s equity securities are subject to any repurchase option which is held by Company.

(c)    Company has reserved 5,026,456 shares of Company Common Stock for issuance under the Company Stock Plan, of which options to purchase 1,460,239 shares of Company Common Stock are outstanding as of the date of this Agreement. Section 2.2(c) of the Disclosure Schedules accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are subject to such Company Option and the number of shares of Company Common Stock with respect to which such Company Option is immediately exercisable; (iii) the date on which such Company Option was granted and the term of such Company Option; (iv) the vesting schedule for such Company Option; (v) the exercise price per share of Company Common Stock purchasable under such Company Option; and (vi) whether such Company Option has been designated an “incentive stock option” as defined in Section 422 of the Code. There is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Company; (iii) Contract under which Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Company.

(d)    All outstanding shares of Company Stock and all outstanding Company Options have been issued and granted and/or terminated and settled in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts and (with respect to any stock options, the terms of the Company Stock Plan).

(e)    Other than the repurchase of unvested shares of Company Common Stock subject to repurchase in favor of Company, Company has never repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities of Company. All securities so reacquired by Company were reacquired in compliance with (i) the applicable provisions of the DGCL and all other applicable Legal Requirements, and (ii) all requirements set forth in applicable restricted stock purchase agreements and other applicable Contracts.

2.3	Financial Information; Books and Records.

(a)    True and complete copies of the balance sheet of Company for the fiscal years ended as of December 31, 2018 and December 31, 2019 (as restated); and for the three (3)-month period ended March 31, 2020 (the “Interim Balance Sheet Date”; the balance sheet for the Interim Balance Sheet Date being the “Interim Balance Sheet”), and the related statements of income, changes in stockholders’ equity and cash flows of Company, together with all related notes and schedules thereto, accompanied by the reports thereon of their respective accountants (collectively referred to herein as the “Financial Statements”) are attached as exhibits to the Disclosure Schedules. The Financial Statements (i) were prepared in accordance with the books of account and other financial records of Company, (ii) present fairly, in all material respects, the financial condition and results of operations of Company as of the dates thereof or for the periods covered thereby, (iii) have been prepared in accordance with GAAP applied on a basis consistent with past practices except as may be indicated in the notes thereto and subject, in the case of unaudited Financial Statements, to the absence of footnotes and normal year-end adjustments that will not be material to Company in amount or nature, and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the financial condition of Company and the results of the operations of Company as of the dates thereof or for the periods covered thereby.

(b)    The books of account and other financial records of Company: (i) reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with GAAP and, to the extent consistent with GAAP, applied on a basis consistent with past practices, (ii) are complete and correct, and do not contain or reflect any material inaccuracies or discrepancies and (iii) have been maintained in accordance with good business and accounting practices, except as otherwise noted therein and subject, in the case of the Interim Balance Sheet and Financial Statements that are unaudited, to the omission of footnotes.

(c)    Except as set forth on Section 2.3(c) of the Disclosure Schedules, since the Interim Balance Sheet Date, except for transactions specifically contemplated in this Agreement, there has not been any Material Change.

2.4	Liabilities.

(a)    Company has no liabilities other than: (i) Liabilities specifically reflected and adequately disclosed in the Interim Balance Sheet, (ii) Liabilities incurred in the ordinary course of business of Company subsequent to the Interim Balance Sheet Date (none of which is a Liability resulting from breach of contract, breach of warranty, tort, infringement or misappropriation), (iii) Liabilities for Closing Transaction Expenses, (iv) Liabilities which are not material to Company or its assets, and (v) those Liabilities set forth on Section 2.4 of the Disclosure Schedules.

(b)    To Company’s knowledge, there is no existing condition or set of circumstances that could reasonably be expected to result in any Liability other than as set forth in Section 2.4(a). Company has no Off-Balance Sheet Liabilities.

2.5	Bank Accounts and Receivables.

The Company has provided to Purchaser accurate information with respect to each account maintained by or for the benefit of Company at any bank or other financial institution. Subject to applicable reserves for bad debts shown on the Interim Balance Sheet, as such reserves are adjusted from the date thereof in the ordinary course of business, all accounts and notes receivable reflected on the Interim Balance Sheet are, and all accounts and notes receivable subsequently accruing will be, (i) valid, genuine and subsisting, (ii) subject to no known defenses, set-offs or counterclaims, and (iii) to the knowledge of the Company, current and collectible.

2.6	Real and Personal Property.

(a)    The Company owns no real property. Section 2.6(a) of the Disclosure Schedules correctly identifies each (i) lease or rental of real property held or paid by Company (a “Material Real Property Lease”); and (ii) parcel of real property, and each interest (other than such leases or rentals) in real property, used by Company in the operation of its business. To Company’s knowledge, Company’s use of real property conforms in all material respects with all applicable Legal Requirements; and no written claims, charges or notice of violations have been filed, served, made or threatened against or relating to any such property or any of the operations conducted at any such property (currently or in the past) by Company. Each Material Real property Lease is valid and binding on Company, enforceable in accordance with its terms. Company is not, and to Company’s knowledge, none of the other parties thereto, are in breach or default under any Material Real Property Lease, except to the extent such breach or default would not be reasonably expected to have a Material Adverse Effect.

(b)    Section 2.6(b) of the Disclosure Schedules describes all material tangible personal property and assets of Company. Company has good and marketable title to, and is in possession of or has control over, all of its real and tangible personal property, none of which is held under or subject to any mortgage, pledge, lien, lease, encumbrance, conditional sales contract or other security arrangement except to the extent described in Section 2.6(b) of the Disclosure Schedules. Each item of such tangible personal property and assets is in good working order or condition, reasonable wear and tear excepted. For the avoidance of doubt, this Section 2.6 does not apply to Intellectual Property.

2.7	Software and Other Intellectual Property.

(a)    Section 2.7(a) of the Disclosure Schedules contains an accurate and complete list of: (i) all Company IP Registrations; (ii) Company Owned Software (by major point version); and (iii) Embedded Third Party Software.

(b)    Except as set forth in Section 2.7(b) of the Disclosure Schedules, Company has good and valid title to, and has the full right to use, all Company Owned IP, in each case free and clear of any Encumbrance, and the rights to use all other Company Owned or Used IP. Except as set forth in Section 2.7(b) of the Disclosure Schedules, no rights of any third party are necessary to market, offer for sale, license, or other disposition, license, sell, modify, update, and/or create derivative works for the Company Owned IP. There is no Intellectual Property of a third party embedded in, distributed with or bundled with the Company Owned Software other than the Embedded Third Party Software. To Company’s knowledge, no rights of any third party are necessary to offer for sale, license, or other disposition, license, sell, modify, update, and/or create derivative works for any Embedded Third Party Software other than the rights granted pursuant to the Material Contracts referenced in Section 2.8 or contracts for Off-the-Shelf Software (provided the foregoing rights are limited solely as expressly set forth in the written agreement related to such item).

(c)    Section 2.7(c) of the Disclosure Schedules contains a complete list of all current and former employees and consultants of Company who have been involved in the creation of any Company Owned IP. All current and former employees and consultants of Company have executed and delivered to Company nondisclosure and invention agreements. Except as set forth in Section 2.7(c) of the Disclosure Schedules, all of the Company Owned IP were created as a work for hire (as defined under U.S. copyright law) by regular full time employees of Company or each author or developer of such Company Owned IP has irrevocably assigned to Company in writing all copyrights and other Intellectual Property rights in such person’s work with respect to such Company Owned IP.

(d)    With respect to Company Owned Software and Software embedded in or bundled with any Owned Company Software (the “Embedded Software”), (i) Company maintains machine-readable master-reproducible copies, source code listings (except with respect to incorporated Company Licensed Software, the source code listings for which are not used or held for use in Company’s business), technical documentation and user manuals for the most current releases or versions thereof and for all earlier releases or versions thereof currently being supported by them; (ii) in each case, the machine-readable copy substantially conforms to the corresponding source code listing; (iii) it is written in the language set forth in Section 2.7(d) the Disclosure Schedules for use on the hardware set forth thereon or with standard operating systems; (iv) it can be maintained and modified by reasonably competent programmers familiar with such language, hardware and operating systems; and (v) in each case, it operates, in all material respects, in accordance with the user manual therefor without material operating defects.

(e)    Company has not misappropriated any trade secret of any other Person. No past or current use of Company Owned IP (other than Off-the-Shelf Software) by the Company, including the Company’s preparation, distribution, licensing, or offering for sale, license, or other disposition thereof, has violated or infringed upon, or is violating or infringing upon, any Intellectual Property right of any other Person. None of the Company Owned IP or, to Company’s knowledge, Embedded Third Party Software, is subject to any judgment of any court or other Governmental Authority. Except as set forth in Section 2.7(e) of the Disclosure Schedules, no Legal Proceeding is pending or, to the Knowledge of the Company, is threatened, nor has any claim or demand been made, which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by Company of any of its Company Owned IP or, to Company’s knowledge, Embedded Third Party Software. To Company’s knowledge, no Person is violating or infringing upon, or has violated or infringed upon at any time, any of the Intellectual Property rights of Company in Company Owned IP.

(f)    Company has adequately maintained all trade secrets with respect to Company Owned IP (except for such information that Company in its reasonable business judgment elected to disclose on a non-confidential basis). Except as set forth in Section 2.7(f) of the Disclosure Schedules, Company has not disclosed or delivered to any escrow agent or to any other Person, or permitted the disclosure to any escrow agent or to any other Person of, the source code (or any aspect or portion thereof) for or relating to any past, present or currently anticipated future product of Company.

(g)    (i) Company is not in material breach of or default under any license, sublicense or other Contract to which it is a party and pursuant to which Company uses Intellectual Property provided to Company under such Contract, which Intellectual Property is necessary to the conduct of Company as currently conducted, and (ii) Company has not performed any act or omitted to perform any act under such Contract which, with notice or lapse of time or both, will directly result in or constitute a violation of or infringement upon any Intellectual Property right provided under such Contract.

(h)    None of the Company Owned IP is owned by or registered in the name of any current or former owner, shareholder, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of Company nor does any such Person have any interest therein or right thereto, including the right to royalty payments.

(i)    Except for code to terminate functionality in demonstration or trial copies, no portion of any Company Owned Software or, to Company’s knowledge, Embedded Third Party Software or other Company Software contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware, or data without the consent of the user.

(j)    Set forth in Section 2.7(j) of the Disclosure Schedules are all Internet domain names used in Company’s business (“Domain Names”). Except as set forth in Section 2.7(j) of the Disclosure Schedules, Company is the registrant of all Domain Names, and all registrations of Domain Names are in good standing until such dates as set forth in Section 2.7(j) of the Disclosure Schedules. No action has been taken by Company or, to Company’s knowledge, is pending to challenge rights to, suspend, cancel or disable any Domain Name, registration therefor or the right of Company to use a Domain Name. Company has the rights to use on the Internet the Domain Names.

(k)    Company is not in violation of any material governmental prohibition or restriction on the use of any Company Owned Software or other Company Owned IP, or any other Company Owned or Used IP, in any jurisdiction in which Company conducts business or on the export or import of any Company Owned or Used IP from or to any jurisdiction in which Company conducts business.

(l)    Neither Company nor any Affiliate has exported or re-exported, directly or indirectly (including via remote access) any part of any Company Owned Software or other Company Owned IP to any country to which a license is required under the laws, administrative regulations, and executive orders relating to the control of imports and exports of commodities and technical data, use and remote use of software and related property, and registration of customer agreements, including the Export Administration Regulations of the U.S. Department of Commerce (“EAR”), the International Traffic in Arms Regulations of the U.S. Department of State, and the Enhanced Proliferation Control Initiative in the U.S. without first obtaining all applicable licenses.

(m)    The information with respect to each Open Source Software component set forth in Section 2.7(m) of the Disclosure Schedules is accurate and complete in all material respects. Except as set forth in Section 2.7(m) of the Disclosure Schedules, no Open Source Software is used in, incorporated into, integrated with, bundled with or distributed with any Company Owned Software or other Company Owned IP. Company has not used Copyleft Software in any manner that, with respect to any Company Owned Software (excluding the Copyleft Software itself), does or is reasonably expected to (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, or (iv) create, or purport to create, obligations for Company with respect to any Company Owned IP or grant, or purport to grant, to any third party, any rights or immunities under any rights to the Company Owned IP. With respect to any Copyleft Software that is or has been used by Company in connection with any Company Owned IP, Company has been and is in material compliance with all applicable licenses with respect thereto.

(n)    Except as set forth in Section 2.7(n) of the Disclosure Schedules, (i) Company has not licensed any Company Owned IP to any Person on an exclusive basis, and (ii) Company has not entered into any covenant not to compete or Contract materially limiting its ability to exploit fully any of Company Owned IP or to transact business (1) in any market or geographical area or (2) with any Person.

(o)    All rights of Company in Company Owned IP (in each case excluding personal data) are transferable to Purchaser. As a result of the transactions contemplated by this Agreement, upon the Closing, Surviving Corporation and its assignees, if applicable, shall own or possess, or own or possess adequate and enforceable licenses, sublicenses or other rights to use, without payment of any fee related to such transfer, all the Intellectual Property relating to Company Owned or Used IP and all data relating to customers.

(p)    The Company and, and to the Knowledge of the Company, all third parties acting on behalf of the Company that has or has had access to Personal Information collected by or on behalf of the Company comply, and have always complied, with all (i) applicable Legal Requirements, guidance and best practices, (ii) contractual obligations of the Company and such third party acting on behalf of the Company (including, but not limited to, those with identified customers of the Company), (iii) internal and public-facing privacy, data handling and/or security policies of the Company, (iv) public statements that the Company has made regarding their respective privacy, data handling and/or data security policies or practices, (v) rules of applicable self-regulatory organizations, and (vi) applicable published industry standards (collectively, “Privacy Laws and Requirements”) relating to (A) the privacy of users of any web properties, products and/or services of the Company, (B) the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any

Personal Information collected or used by the Company and/or by third parties having access to such information and (C) the transmission of marketing and/or commercial messages through any means, including, without limitation, via email, text message and/or any other means. The execution, delivery and performance of this Agreement complies with all Privacy Laws and Requirements. The Company has no operations that require compliance with the Payment Card Industry Data Security Standard.

(q)    As set forth in Section 2.7(n) of the Disclosure Schedules, the Company maintains a privacy policy that describes its policies with respect to the collection, use, storage, retention, disclosure, transfer, disposal or other processing of Personal Information. True and correct copies of all such privacy policies have been made available to Purchaser. Such privacy policy and all materials distributed or marketed by the Company have at all times included all information and made all disclosures to users or customers required by all Privacy Laws and Requirements, and none of such disclosures made or contained in any such privacy policy or in any such materials has been inaccurate, misleading or deceptive or in violation of any Privacy Laws and Requirements.

(r)    To the Company’s Knowledge, there is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, the Company by any private party, the Federal Trade Commission, any state attorney general or similar state official, or any other Governmental Authority, foreign or domestic, with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Information. The Company has at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse. To the Company’s Knowledge, there has been no unauthorized access to, disclosure of, appropriation of and/or any other misuse of any Personal Information nor has there been any breach in security of any of Company IT Systems used to store or otherwise process any Personal Information.

(s)    Section 2.7(s) of the Disclosure Schedule: (i) sets out a description of all Personal Information that the Company and all third parties acting on its or their behalf has transferred from one country to another and, in each instance, identifies the exporting and importing countries, (ii) identifies the data exporter and data importer, (iii) describes the purposes of each cross-border data transfer and (iv) describes the legal basis under which each of the data transfers were made. Except as disclosed in Section 2.7(s) of the Disclosure Schedules neither the Company nor any third party acting on its behalf has transferred any Personal Information across any international borders.

(t)    All Company IT Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, to ensure proper operation, monitoring and use. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Company as currently conducted and as contemplated to be conducted immediately after the Closing. The Company has not experienced within the past five (5) years any material disruption to, or material interruption in, the conduct of business, including any event, disruption or defect that resulted in the provision of service level credits or the like to any counterparty under any contract, that is attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems. The Company has taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of the Company (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Company.

(u)    The Company has established and is in compliance with a written information security program that: (i) includes administrative, technical and physical safeguards reasonably designed to safeguard the security, confidentiality, and integrity of transactions and Personal Information; and (ii) is reasonably designed to protect against unauthorized access to the Company IT Systems or Personal Information and the systems of any third party service providers that have access to Company IT Systems and/or Personal Information. To the Company’s Knowledge, no breach or violation of any security program described above has occurred or is, to the Company’s Knowledge, threatened.

2.8	Products.

(a)    The DivvyCloud Cloud Management Platform (the “Product”) conforms in all material respects with its specification, documentation, performance standard, representation or statement made or provided with respect thereto by or on behalf of Company.

(b)    Company has not received written notice from any customer (including any OEM customer, reseller or similar person) or Governmental Authority or consumer organization alleging that the Product does not conform in all material respects with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of Company (except with respect to warranty claims in the ordinary course of business, which shall not include substantial repeated failures of the Product to comply with specifications).

2.9	Contracts and Commitments.

(a)    Section 2.9(a) of the Disclosure Schedules lists each Material Contract. Company has made available to Purchaser on the Diligence Site true, complete and correct copies of the Material Contracts to Purchaser (including without limitation any enforceable written modifications thereto).

(b)    Each of the Material Contracts is enforceable by Company (and after the Closing will be enforceable by the Surviving Corporation) against each other party thereto, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting generally the enforcement of creditors’ rights, and subject to general principles of equity).

(c)    Neither Company nor, to Company’s knowledge, any other party to a Material Contract, is in material default thereunder or in material breach thereof. There exists no event, occurrence, condition or act which constitutes or, with the giving of notice, the lapse of time, would be become a material default by either Company, or to Company’s knowledge, any other party under any Material Contract.

2.10	Customers.

Section 2.10 of the Disclosure Schedules sets forth the name of each of the top ten (10) customers of the Company by revenue during (a) the twelve- (12-) month period ending December 31, 2019, and (b) the three (3)-month period ending March 31, 2020 (collectively, the “Material Customers”). Except as set forth on Section 2.10 of the Disclosure Schedules, no customer has canceled or otherwise terminated its relationship with the Company, or materially decreased its usage or purchase of the products of the Company since January 1, 2019. Except as set forth on Section 2.10 of the Disclosure Schedules, to the Company’s Knowledge, no customer intends to terminate, cancel or otherwise modify its relationship with the Company (or with Purchaser post-Closing) or to decrease or limit its usage, purchase or distribution of the products of the Company.

2.11	Suppliers.

Section 2.11 of the Disclosure Schedules sets forth the name of each of the top ten (10) suppliers (each, a “Supplier”) of the Company by gross expenditure paid to such Supplier (a) during the twelve- (12-) month period ending December 31, 2019 and (b) during the three (3)-month period ending March 31, 2020. No Supplier has canceled or otherwise terminated its relationship with the Company or materially decreased the services, products or materials made available to the Company since January 1, 2019. To the Company’s Knowledge, no Supplier intends to terminate, cancel or otherwise materially modify its relationship with the Company (or with Purchaser post-Closing) or to materially decrease or limit the services, products or materials made available to the Company.

2.12	Insurance.

Section 2.12 of the Disclosure Schedules discloses each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which Company is a party, a named insured or otherwise the beneficiary of coverage as of the Agreement Date, all of which are in full force and effect. Except as set forth on Section 2.12 of the Disclosure Schedules, there is no pending claim under any such policy with respect to which an insurer has, in a written notice to Company, questioned, denied or disputed coverage. All premiums due and payable under all such policies have been paid, Company is not liable for retroactive premiums or similar payments, and Company is otherwise in compliance in all material respects with the terms of such policies. Company has no knowledge of any threatened termination of, or material premium increase with respect to, any such policy. Except as set forth on Section 2.12 of the Disclosure Schedules, each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Section 2.12 of the Disclosure Schedules discloses all claims asserted by Company pursuant to any insurance policy and describes the nature and status of each such claim.

2.13	Employees.

(a)    Section 2.13(a) of the Disclosure Schedules contains a complete and accurate list of all of the officers and other employees of the Company, describing for each such employee the position or title, whether classified as exempt or non-exempt for wage and hour purposes, annualized base salary or hourly wage (as applicable), annual commission opportunity and bonus potential, average scheduled hours per week, date of hire, business location, status (i.e., active or inactive and if inactive, the estimated duration), accrued vacation, and the total amount of bonus, severance and other amounts, if any, owed to such employee as of the Closing or otherwise in connection with the transactions contemplated hereby. Section 2.13(a) of the Disclosure Schedules also contains a complete and accurate list of all of the independent contractors, consultants, temporary employees or leased employees of the Company other than employees (“Contingent Workers”), showing for each Contingent Worker such individual’s role in the business, fee or compensation arrangements, notice requirements to terminate the agreement, and other contractual terms with the Company. Except as contemplated by this Agreement or as set forth on Section 2.13(a) of the Disclosure Schedules, (i) to the Knowledge of the Company, no officer or key employee, or group of employees or Contingent Workers, has expressed any plans to terminate his, her or their employment or service arrangement with the Company and (ii) in the past twelve (12) months no officer’s or key employee’s employment with the Company has been terminated for any reason.

(b)    (i) The Company is, and for the past six (6) years has been, in material compliance with all applicable laws and regulations respecting labor, employment, fair employment practices, work place safety and health, workers’ compensation, unemployment compensation, terms and conditions of employment, and wages and hours; (ii) the Company is not delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers; (iii) there are no, and within the past six (6) years there has been no written complaint alleging a violation of the Company’s employment policies, litigation, arbitration, governmental audits, governmental investigations or charges with respect to employment or labor matters (including allegations of employment discrimination, retaliation, or unfair labor practices, and noncompliance with wage and hour laws) pending or, to the knowledge of the Company, threatened against the Company in any judicial, regulatory or administrative forum, under any private dispute resolution procedure; (iv) none of the employment policies or practices of the Company is currently being audited or investigated or has been audited or investigated within the past six (6) years; (v) neither the Company nor any of its officers, is, or within the past three (3) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) the Company is in compliance with the requirements of the Immigration Reform Control Act of 1986; (vii) all employees are employed at-will and no employee is subject to any employment contract with the Company, whether oral or written; and (viii) the Company is not a government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment.

(c)    To the extent that any Contingent Workers are used, the Company has properly classified and treated them in accordance with applicable laws and for purposes of all wage, hour, classification and tax laws and regulations and employee benefit plans and perquisites. The Company currently classifies and has properly classified each of its employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws, and is and has been otherwise in compliance with such laws.

(d)    There is no, and during the past three (3) years there has not been, any labor strike, picketing of any nature, organizational campaigns, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company; (i) the Company does not have any duty to bargain with any union or labor organization or other person purporting to act as exclusive bargaining representative (“Union”) of any employees or Contingent Workers with respect to the wages, hours or other terms and conditions of employment of any employee or Contingent Worker; (ii) there is no collective bargaining agreement or other contract with any Union, or work rules or practices agreed to with any Union, binding on the Company, or being negotiated, with respect to the Company’s operations or any employee or Contingent Worker; and (iii) the Company has not engaged in any unfair labor practice.

(e)    The Company has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of the Company or one or more facilities or operating units within any site of employment or facility of the Company. During the ninety (90) day period preceding the date hereof, no employee or Contingent Worker has suffered an “employment loss” as defined in the WARN Act with respect to the Company.

(f)    Section 2.13(f) of the Disclosure Schedules identifies each employee job title that is subject to a confidentiality, non-competition, non-solicitation and/or invention assignment agreement with the Company and includes a form of each such agreement.

2.14	Employee Benefit Plans.

(a)    Section 2.14(a) of the Disclosure Schedules lists each benefit plan, program, arrangement and contract (including, without limitation, any “employee benefit plan”, as defined in Section 3(3) of ERISA), maintained or contributed to by Company for or with respect to any of its current or former employees, officers, directors or independent contractors, or with respect to which Company could incur liability under Section 4069, 4201 or 4212(c) of ERISA (the “Benefit Plans”).

(b)    No Benefit Plan promises or provides retiree medical or life insurance benefits to any person. Each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS to the effect that it is so qualified and, to the Company’s Knowledge, nothing has occurred since the date of such letter to affect the qualified status of such plan. Each Benefit Plan has been operated in accordance with its terms and the requirements of applicable Legal Requirement. No Benefit Plan is (i) subject to Title IV of ERISA, and Company has not incurred, nor not reasonably expects to incur, any direct or indirect liability under or by operation of Title IV or ERISA, (ii) a multiemployer plan (as defined in Section 3(37) of ERISA), (iii) a funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(c)    With respect to each Benefit Plan, to the Company’s Knowledge, no event has occurred and there exists no condition or set of circumstances, in connection with which Company could be subject to any liability under the terms of such Benefit Plans, ERISA, the Code or any other applicable Legal Requirement.

(d)    The Company’s obligation to contribute to each Benefit Plan is terminable unilaterally by Company at any time without liability or expense to Company or such Benefit Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits Company from terminating any such Benefit Plan, or in any way limit such action.

(e)    Except as listed on Section 2.14(e) of the Disclosure Schedules, no Benefit Plan or other contract, agreement, plan or arrangement covering any one or more individuals contains any provision or is subject to any applicable Legal Requirement that, in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other action by the Company before Closing, would (i) increase, accelerate or vest any compensation or benefit, except as required by Legal Requirement with respect to the termination of any Benefit Plan, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any indebtedness, (v) require or provide any payment or compensation subject to the excess taxes and loss of deduction arising under Sections 280G and 4999 of the Code (and no such payment or compensation has previously been made), (vi) promise or provide any Tax gross ups or indemnification, whether under Sections 280G or 409A of the Code or otherwise or (vii) measure any values of benefits on the basis of any of the transactions contemplated hereby. Except as listed on Schedule Section 2.14(e) of the Disclosure Schedules, and other than the proposed retention award and performance award pursuant to Sections 1.10(b)(vii) and (viii) and Section 4.4 of this Agreement to be made by Purchaser, no stockholder, employee, officer or director of Company has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.

(f)    Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) is and has been in compliance in all material respects with, or is otherwise exempt from, Code Section 409A. No corrections of violations of Code Section 409A have occurred. No Benefit Plan that is a “nonqualified deferred compensation plan” has been materially modified in violation of Section 409A. No stock option has any feature for the deferral of compensation.

(g)    The treatment of Company Options and Company Warrants as provided in Section 1.5 does not violate any provision of the Company Stock Plan, any plan grant agreement, or any Legal Requirement. No holder of a Company Option or Company Warrant was denied an opportunity to exercise his or her Company Option or Company Warrant prior to the Closing.

2.15	Taxes.

(a)    Company has properly filed on a timely basis all material Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all respects and were prepared in compliance with all applicable Legal Requirements. Company has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable. All unpaid Taxes of Company for all Tax periods commencing after the date of the Interim Balance Sheet arose in the ordinary course of business.

(b)    All Taxes that Company is or was required by Legal Requirement to withhold or collect have been timely withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Authority, and Company has complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(c)    Company has never been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns. Company (i) has no liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign

Legal Requirement), as a transferee or successor or pursuant to any contractual obligation or any Taxes of any Person other than Company, and (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation, in each case, other than a Commercial Tax Agreement.

(d)    Company has made available to Purchaser on the Diligence Site: (i) complete and correct copies of all income and all other Tax Returns of Company for each of the last three (3) taxable years, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Company relating to Taxes for all taxable periods for which the statute of limitations on assessments has not yet expired, and (iii) complete and correct copies of all agreements, rulings, settlements or other Tax documents with or from any Governmental Authority relating to Tax incentives of Company.

(e)    Except as set forth on Section 2.15(e) of the Disclosure Schedules, no examination or audit or other action of or relating to any Tax Return of Company by any Governmental Authority is currently in progress or threatened or to Company’s knowledge, contemplated. No deficiencies for Taxes of Company have been claimed, proposed or assessed in writing by any Governmental Authority for the taxable periods for which the statute of limitations on assessments has not yet expired, and there are no outstanding deficiencies for prior taxable periods. Company has not been informed in writing by any jurisdiction in which Company does not file a Tax Return that the jurisdiction believes that Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Except as set forth on Section 2.15(e) of the Disclosure Schedules, Company has not (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect (other than authorizations to contact Tax Return preparers that were included in Tax Returns filed by Company).

(f)    Except as set forth on Section 2.15(f) of the Disclosure Schedules, Company has not made any payment, nor is obligated to make any payment, nor is a party to any agreement, contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Section 280G(b)(5) of the Code).

(g)    Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law) as a result of transactions, events or accounting methods employed prior to the Closing Date, (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law) in connection with a transaction consummated prior to the Closing Date, (iii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) an election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(h)    Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(i)    Company has not distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(j)    There are no Encumbrances with respect to Taxes upon any of the assets of Company, other than with respect to Taxes not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings.

(k)    Section 2.15(k) of the Disclosure Schedules discloses (i) each jurisdiction in which Company is required to file or has been required to file a Tax Return for any taxable period since inception and (ii) each jurisdiction that has sent written notices or communications requesting information relating to Company’s nexus with such jurisdiction for any taxable period since inception. Section 2.15(k) of the Disclosure Schedules discloses all Tax Returns (and their respective due dates without regard to extensions) required to be filed by Company for periods beginning before the Closing Date that will not be filed on or before the Closing Date.

(l)    Company (i) is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes, (ii) has not made an entity classification (“check-the-box”) election under Section 7701 of the Code with respect to Company, (iii) is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state Legal Requirement), and (iv) is not a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(m)    Company has never had a permanent establishment in any foreign country as defined in any applicable Tax treaty or convention between the United States and such foreign country.

(n)    Company has not engaged in any “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state or local Legal Requirement. Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662(d)(1)(B) of the Code.

(o)    Company is not a party to a gain recognition agreement under Section 367 of the Code.

2.16	Litigation; Compliance with Legal Requirements.

(a)    Except as provided in Section 2.16(a) of the Disclosure Schedules, there is no suit, litigation, arbitration, claim, action, governmental investigation or legal, administrative or regulatory proceeding pending, or to Company’s knowledge, threatened, against Company or to which its properties is or would be subject.

(b)    Company has not in the past been nor is presently in violation of, in respect of operations, real property, machinery, equipment, all other tangible property, practices and all other aspects of its businesses, any Legal Requirement, in any material respect. Company has not received any written notification of any asserted present or past failure of it to comply with any of such Legal Requirements.

(c)    Company has complied with all Legal Requirements relating to environmental matters (“Environmental Laws”) including, but not limited to: air pollution; water pollution; noise control; on-site or off-site solid or hazardous waste storage, treatment, discharge, disposal or recovery; toxic and hazardous chemical reporting; or employee safety and hazardous material use, generation, reliance, transportation, and reporting provisions. No notice of violation of or potential liability resulting from any such Environmental Laws, or orders with respect thereto, has been received, nor is any such notice pending or to Company’s knowledge threatened. No underground or above ground storage tanks are or have been located on the real properties owned, operated or previously owned or operated by Company. Company is not aware of any generation, treatment, storage, transfer, disposal, release or threatened release in, at, from or on such real properties of toxic or hazardous substances by any current or previous owner or tenant of such real properties.

2.17	No Conflict or Violation; Consents.

(a)    Except as set forth on Section 2.17(a) of the Disclosure Schedules, the execution, delivery and performance of this Agreement by Company shall not result in (i) a violation of or a conflict with any provision of the certificate of incorporation or bylaws of Company, (ii) a breach of or a default under any provision of, or result in the acceleration of any obligations under, any Material Contract or any material indebtedness, encumbrance, commitment, license, franchise, permit, authorization or consent to which Company is a party or by which Company is bound, (iii) a violation by Company of any applicable Legal Requirement or any rule, order or judgment of any court or other Governmental Authority or (iv) the creation of an Encumbrance on any of Company’s assets.

(b)    Except as set forth on Section 2.17(b) of the Disclosure Schedules, and except for the filing of the certificate of merger under the DGCL, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person is required to be made or obtained by Company in connection with the execution, delivery and performance by Company of this Agreement.

2.18	HSR Act Compliance

(a)    Company is not engaged in manufacturing as defined by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all regulations promulgated thereunder (the “HSR Act”).

(b)    As of the Agreement Date, Company’s total assets do not exceed the current threshold of $18.8 million, both under Section 18a (a)(2)(B)(ii)(II) and (III) of the HSR Act.

2.19	Certain Interests.

(a)    Except as set forth on Section 2.18 of the Disclosure Schedules, none of the Stockholders or their Affiliates or any officer or director of Company (each a “Related Party”):

(i)    has any direct or indirect financial interest in any competitor, supplier or customer of Company, provided, however, that the ownership of securities representing no more than five percent (5%) of the outstanding voting power of any competitor, supplier or customer, and which are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be a “financial interest” so long as the person owning such securities has no other connection or relationship with such competitor, supplier or customer;

(ii)    owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which Company uses or has used in the conduct of its business or otherwise; or

(iii)    has outstanding any indebtedness to Company.

(b)    Except for the payment of employee compensation in the ordinary course of business, Company has no liability or any other obligation of any nature whatsoever to any Related Party.

2.20	Certain Business Practices; FCPA.

(a)    Neither Company, nor, to Company’s knowledge, any affiliates of Company or any director, officer, employee, agent or representative of any of Company or its Affiliates, has (i) made, offered, promised, authorized or approved any unlawful payment, whether in the form of a bribe, kickback, rebate, payoff, influence payment or otherwise, to any government official (including any officer or employee of a government or government-owned or controlled entity, all of the foregoing being referred to as “Government Officials”), or to any other person while knowing that all or some portion of the money or value was or will be offered, given or promised to a Government Official, to influence official action or secure an improper advantage or (ii) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, and (iii) Company, and to Company’s knowledge, the Affiliates of Company, have conducted their businesses in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption laws, anti-bribery laws, and import-export laws.

(b)    No natural person who is an owner of Company is a “foreign official” within the meaning of the Foreign Corrupt Practices Act of 1977.

(c)    Neither Company nor any of its agents acting or benefiting in any capacity in connection with this Agreement is any of the following: (i) a “Blocked Person” listed in the Annex to Executive Order No. 13224; (ii) a Person owned or controlled by, or acting for or on behalf of, a Blocked Person listed in the Annex to the Executive Order No. 13224; (iii) a Person that is named as a “specially designated national” on the most current list published by the U.S. Treasury Department, Office of Foreign Assets Control at its official website.

(d)    Neither Company nor any of its agents acting in any capacity in connection with this Agreement or the transactions contemplated hereby (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person or (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order No. 13224.

2.21	Brokers.

Company has not entered into any agreement with any Person which will result in the obligation of Purchaser or Company to pay any finder’s fee, brokerage commission or similar payment in connection with the transaction contemplated by this Agreement, except for DC Advisory, whose fees shall be included in the Closing Transaction Expenses.

3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB.

Purchaser and Merger Sub hereby represent and warrant, on a joint and several basis to Company, except as set forth in the correspondingly numbered Disclosure Schedules, which exceptions shall be deemed to be disclosure with respect to all other representations or sections or subsections of the Disclosure Schedules to which applicability of such disclosure would be reasonably apparent on its face to a reader without independent knowledge of the matter being disclosed and shall be deemed to be part of the representations and warranties made hereunder, as follows as of the Closing Date:

3.1	Status.

Each of Purchaser and Merger Sub (i) is an Entity duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and (iii) has full power and authority to conduct its business which is presently being conducted and to own or lease its assets.

3.2	Authorization.

Each of Purchaser and Merger Sub has all necessary corporate power and corporate authority and has taken all corporate action necessary to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by the members, managers or boards of directors as applicable of Purchaser, Merger Sub and all other requisite corporate/organizational action.

3.3	Enforceable.

This Agreement has been duly executed and delivered by each of Purchaser and Merger Sub and is a legal, valid and binding obligation of each of Purchaser and Merger Sub, enforceable against each of Purchaser and

Merger Sub in accordance with its terms, except that the validity, binding effect or enforceability of this Agreement may be limited or otherwise affected by (i) any bankruptcy, insolvency or other similar Legal Requirement affecting the enforcement of creditors’ rights and remedies generally or (ii) principles of equity.

3.4	No Conflict or Violation.

The execution, delivery and performance of this Agreement by each of Purchaser and Merger Sub shall not result in (i) a violation of or a conflict with any provision of the organizational documents of Purchaser or Merger Sub, (ii) a breach of or a default under any provision of, or result in the acceleration of any obligations under, any material agreement, contract, indebtedness, encumbrance, commitment, license, franchise, permit, authorization or consent to which Purchaser or Merger Sub is a party or by which Purchaser or Merger Sub is bound, or (iii) a violation by Purchaser or Merger Sub of any applicable Legal Requirement or any rule, order or judgment of any court or other Governmental Authority.

3.5	Consents.

Except for the filing of the certificate of merger under the DGCL, and assuming the accuracy of the representations made by the Company in Section 2.18 of this Agreement, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person is required to be made or obtained by Purchaser or Merger Sub in connection with the execution, delivery and performance of this Agreement.

3.6	Merger Sub Activities; Capitalization.

Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business, and has incurred no liabilities or obligations whatsoever, in each case, other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby. All of the issued and outstanding capital stock of Merger Sub are, and immediately prior to the Effective Time will be, owned by Purchaser or a direct or indirect wholly-owned subsidiary of Purchaser.

3.7	CFIUS and FIRRMA Matters.

The Purchaser and Ultimate Parent represent and warrant that neither is owned nor controlled by any foreign person within the meaning of the CFIUS regulations (31 C.F.R. Part 800.208).

3.8	Equity Consideration Matters.

All Ultimate Parent Shares to be issued to the Retained Key Owners will be, when issued in accordance with the terms of this Agreement, duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive or similar rights and issued in compliance with all applicable federal and state securities laws.

3.9	No Brokers.

Neither Purchaser nor Merger Sub has entered into any agreement with any Person that will result in the obligation of Purchaser, Merger Sub or Company to pay any finder’s fee, brokerage commission or similar payment in connection with the transaction contemplated by this Agreement.

4.	COVENANTS.

4.1	Conduct of the Business Pending the Closing.

Except for any action contemplated by this Agreement, Company covenants and agrees that between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7, unless Purchaser shall otherwise expressly agree in writing, Company shall not take any action (or fail to take any action) which would result in a Material Change; provided, however, the Parties acknowledge and agree that the Company has had to make and may have to make changes to its operations to address and adopt to the COVID-19 virus.

4.2	Access and Investigation.

Company shall, upon reasonable notice, during normal business hours, and subject to the restrictions contained in any confidentiality agreements to which the Company is subject, cause its Representatives to: (a) provide Purchaser and Purchaser’s Representatives with reasonable access to Company’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to its business; and (b) provide Purchaser and Purchaser’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to its business, and with such additional financial, operating and other data and information regarding its business, as Purchaser may reasonably request, and in the case of both (a) and (b), in a manner so as to not interfere with the normal business operations of the Company. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Purchaser, Ultimate Parent, or any of their respective Representatives if such disclosure would, in the reasonable opinion of counsel, be reasonably likely to (x) jeopardize any attorney-client or other legal privilege or (y) contravene any Legal Requirements, fiduciary duty or binding agreement entered into prior to the date hereof.

4.3	Customer Consents.

(a)    The Company will contact the customers of the Company identified on Section 2.17(a)(ii) of the Disclosure Schedules and will use reasonable commercial efforts to seek the consents identified therein, and the Company will provide the notices to the customers of the Company identified in Section 2.17(a)(ii) of the Disclosure Schedules.

(b)    During the period from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Purchaser and Ultimate Parent shall work cooperatively and in good faith with the Company to maintain good relationships with such customer, supplier, distributor or other material business relation of Company.

4.4 Retention Awards; Performance Benefits. Following the Agreement Date, the Purchaser shall use its good faith efforts to enter the following retention award agreements:

(a)    With the employees identified in the Retention RSU Notice, retention award agreements for Retention RSUs, the general terms and amounts of which are set forth in Exhibit G, with an aggregate amount equal to the Retention Amount; and

(b)    With the employees identified in the Performance RSU Notice, performance award agreements for Performance RSUs , the general terms and amounts of which are set forth in Exhibit H, with an aggregate amount equal to the Performance Amount.

4.5	Negative Covenants.

Except as otherwise contemplated or permitted by this Agreement, as otherwise required pursuant to applicable Legal Requirements, or as otherwise required pursuant to the Material Contracts or the Company’s certificate of incorporation or bylaws, from the date of this Agreement until the Closing, Company shall not, without the prior written consent (including by e-mail) of Purchaser (which consent shall not be unreasonably withheld or delayed), directly or indirectly:

(a)    amend, modify or supplement its certificate of incorporation or bylaws;

(b)    split, combine or reclassify any of its capital stock or equity interests or issue or authorize the issuance of any securities in respect of, in lieu of, or in substitution of its capital stock or equity interests or repurchase, redeem or otherwise acquire any of its capital stock or equity interests, except as expressly contemplated by this Agreement;

(c)    enter into any transactions, Contracts, arrangements or understandings with any Related Party;

(d)    take or omit to take any action that could reasonably be expected to have a Material Adverse Effect;

(e)    delay or postpone the payment of accounts payable and other Liability or obligations or accelerate the collection of accounts receivable, or write-down the value of any asset or write-off as uncollectible any accounts or notes receivable;

(f)     (i) enter into, terminate, amend or otherwise modify or waive any of the material terms of, any (x) Material Contract, except in the ordinary course of business, (y) collective bargaining agreement, labor contract or similar agreement or arrangement with any labor union, trade union or works council or (z) leases with respect to real property, or (ii) release any Person who had been seeking to acquire capital stock or equity interests or a significant portion of the assets of the Company from any confidentiality or similar agreement, or modified or waived any material provision of any such agreement, with such Person;

(g)    (i) other than the payment of the Pre-Closing Bonuses, adopt, amend, modify or terminate any bonus, profit-sharing, incentive, severance or other Benefit Plan, Contract or commitment for the benefit of any employee; (ii) increase the compensation or other benefits payable or provided to any employee, except in the ordinary course of business; or (iii) grant any equity or equity based awards;

(h)    repay any outstanding Indebtedness outside of the ordinary course of business;

(i)    make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(j)    declare, set aside, make or pay any dividend or other distribution in respect of capital stock or equity interests of the Company, unless the record and payment dates thereof, and satisfaction of all payment obligations therefor, occurs prior to the Closing Date;

(k)    sell, assign, license, pledge, transfer or dispose of, or grant or take any action that will create an Encumbrance on, any assets, rights or properties;

(l)    acquire (by way of merger, consolidation or acquisition) the equity interests or assets of any Person, or obtain control, directly or indirectly, of any interest in any Person or the right to acquire any stock or interest in any other Person or in any business, or enter into any joint venture, partnership or similar arrangement;

(m)    make or enter into any commitment for an capital expenditures in excess of $10,000 for any individual commitment or $25,000 in the aggregate, to the extent that such commitments will not be satisfied prior to the Closing Date;

(n)    incur or guarantee any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire debt securities, or enter into any arrangement having the economic effect of any of the foregoing;

(o)    pay or agree to pay in settlement, or compromise or waive any rights under or pursuant to, any Legal Proceedings of liability against the Company;

(p)    change the accounting methods or accounting practices followed by the Company or change the depreciation or amortization policies or rates;

(q)    cancel or terminate any insurance policy or cause any of the coverage thereunder to lapse;

(r)    grant any registration rights with respect to the equity interests of the Company;

(s)    institute any general layoff of employees or implement any early retirement plan or announce the planning of such a program; or

(t)    enter into any agreement or make any commitment to take any of the types of actions described in any of subsections (a) through (s) above.

4.6	Regulatory Approvals.

Purchaser and the Company shall promptly inform each other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any Party or any Affiliate of any Party receives a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to any antitrust law with respect to which any filings have been made, then the Party receiving such a request shall use its commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Legal Requirements or by the applicable Governmental Authority, the Purchaser and the Company agree to (i) give the other reasonable advance notice of all meetings or teleconferences with any Governmental Authority relating to the transactions contemplated by this Agreement, (ii) give the other an opportunity to participate in each of such meetings or teleconferences, (iii) keep the other reasonably apprised with respect to any oral communications with any Governmental Authority regarding the transactions contemplated by the Agreement, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, and (v) provide the other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantial written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the transactions contemplated hereby.

4.7	280G Covenant.

Prior to the Closing, Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). Such vote (the “280G Vote Result”) shall establish the disqualified individual’s right to the payment or other compensation if approved by Stockholders, and Company shall obtain any required waivers or consents from the disqualified individual prior to the vote. In addition, Company shall provide adequate disclosure to Stockholders that hold voting Company Stock of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. Purchaser and its counsel shall be given an adequate opportunity to review and comment on all documents required to be delivered to stockholders in connection with such vote and any required disqualified individual waivers or consents, and Company shall reflect all comments of Purchaser or its counsel thereon. Purchaser and its counsel shall be provided copies of all documents executed by the stockholders and disqualified individuals in connection with the vote.

4.8	Exclusivity.

The terms of paragraph 1 of the Exclusivity Agreement dated March 22, 2020 from Ultimate Parent to the Company, are hereby incorporated by reference and the terms of such paragraphs shall continue in full force and effect until the earlier of the Closing and the date that this Agreement is terminated pursuant to its terms.

4.9	Notice of Developments.

To the extent Company has Knowledge of any change or development in respect of events occurring after the date hereof which would cause any of the representations and warranties in Section 2 above not to be true and correct, Company shall promptly (and in any event, within one (1) Business Day) notify Purchaser in writing thereof.

4.10	Directors and Officers Insurance.

Prior to the Effective Time, at the request of Purchaser, Company shall take, or cause to be taken, all actions reasonably necessary to obtain, and satisfy any conditions to the issuance and effectiveness of, a non-cancellable extension of Company’s existing directors’ and officers’ liability insurance policy with a claims reporting or discovery period of at least six (6) years after the Effective Time in respect of acts or omissions occurring prior to the Effective Time, covering each person who is currently covered by Company’s existing directors’ and officers’ liability insurance policy (or who becomes covered under such policy prior to the Effective Time) on substantially comparable terms as Company’s existing directors’ and officers’ liability insurance policy (the “D&O Tail Policy”). Company will provide Purchaser with a copy of the D&O Tail Policy at or prior to the Closing. Any and all costs and expenses incurred by Company in connection with the D&O Tail Policy, including any and all legal and premium costs, applicable surplus lines or premium tax and any other applicable tax, fee or surcharge related to the D&O Tail Policy, shall be the responsibility of Company, and thus shall be included as an Additional Adjustment Item under item (B) thereof.

5.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.

The obligations of Ultimate Parent, Purchaser and Merger Sub to effect the Acquisition and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing (including by e-mail) by the Purchaser:

5.1	Accuracy of Representations.

(a)    Each of the Fundamental Representations of the Company contained in this agreement and in any certificate delivered pursuant to this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing with the same effect as if made at and as of such date or time (other than those Fundamental Representations of the Company made as of a specific date or time which shall be true and correct in all respects as of such date or time);

(b)    Each of the representations and warranties of the Company contained in Section 2 (other than the Fundamental Representations of the Company) and in any certificate delivered pursuant to this Agreement shall be true and correct in all respects as of the Closing Date as though made on and as of such date (in the case of any representation or warranty qualified by materiality, Material Adverse Effect or similar qualifications, except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except to the extent that the facts, events and circumstances that cause such representations and warranties to not be true and correct as of such dates, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect.

5.2	Covenants.

All of the covenants and obligations that Company is required to comply with or to perform at or prior to Closing shall have been complied with and performed in all material respects.

5.3	Stockholder Approval.

(a)    The principal terms of the Merger shall have been duly approved by the vote of holders of Company Stock representing 85% of the Company Stock entitled to vote with respect thereto.

(b)    The Company shall have received the 280G Vote Result required pursuant to Section 4.6.

5.4	Consents.

The Consents set forth on Section 1.10(a)(x) of the Disclosure Schedules shall have been obtained and shall be in full force and effect.

5.5	Deliverables.

At or prior to the Closing, Company shall have delivered to the Purchaser the following:

(a)    each of the certificates, documents and agreements set forth in Section 1.10(a); and

(b)    a certificate executed by Company stating that the conditions set forth in this Section 5 have been duly satisfied in all material respects.

5.6	No Restraints.

No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Acquisition shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Acquisition, or any action by a Governmental Authority, that makes consummation of the Acquisition illegal.

5.7	HSR Act Compliance.

Company’s total assets shall not exceed the current threshold of $18.8 million, both under Section 18a(a)(2)(B)(ii)(II) and (III) of the HSR Act, and Purchaser shall have received a certificate executed by Company stating that the conditions set forth in this Section 5.8 is true and correct.

5.8	No Legal Proceedings.

No Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Acquisition or seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to its ownership of stock of the Surviving Corporation;

provided, that Purchaser and Merger Sub shall not be entitled to rely on the failure of this condition to be satisfied if such Legal Proceeding was instituted by Purchaser, Ultimate Parent, Merger Sub, or any of their Affiliates.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF COMPANY.

The obligations of Company to effect the Acquisition and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions, unless waived in writing (including by e-mail) by the Company:

6.1	Deliverables.

At or prior to the Closing, Purchaser shall have delivered to the Company the following:

(a)    each of the certificates, documents and agreements set forth in Section 1.10(b)(v) through (ix); and

(b)    a certificate executed by Purchaser stating that the conditions set forth in this Section 6 have been duly satisfied in all material respects.

6.2	Accuracy of Representations.

Each of the representations and warranties made by Purchaser and Merger Sub in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date.

6.3	Performance of Covenants.

All of the covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.4	No Restraints.

No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Acquisition shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Acquisition, or any action by a Governmental Authority, that makes consummation of the Acquisition illegal.

6.5	R&W Insurance.

Purchaser shall have bound the R&W Insurance and such policy shall be in full force and effect. The R&W Insurance shall provide that, in the event of any payment by the insurer in connection with the R&W Insurance, the insurer shall irrevocably waive any subrogation rights, rights of assignment and rights of contribution it might have against the Equityholder and Company and their respective Affiliates, or any past, present or future direct or indirect parent, shareholder, member, director, officer, employee, agent or partner (or the functional equivalent of any such position) (collectively, the “Seller Insured Parties”), other than with respect to claims of Fraud by a Seller Insured Party, and that the R&W Insurance cannot be amended in any manner adverse to the Seller Insured Parties without the prior written consent of the Equityholder Representative, who, along with each of the Seller Insured Parties, is an express third-party beneficiary under the R&W Insurance.

7.	TERMINATION.

7.1	Termination Events.

(a)    This Agreement may be terminated prior to the Closing:

(i)    by Purchaser if:

(1)    Purchaser reasonably determines that the timely satisfaction of any condition set forth in Section 5 has become impossible (other than as a result of any failure on the part of Purchaser or Merger Sub to comply with or perform any covenant or obligation of Purchaser or Merger Sub set forth in this Agreement), provided, however, that Purchaser has first provided Company written notice of Company’s failure to meet the conditions set forth in Section 5, and Company must have failed to cure such failure within ten (10) Business Days after receipt of such notice; and

(2)    any of the Retained Key Owners ceases to be employed full time by the Company, other than by reason of death or disability;

(3)    the Closing has not taken place on or before May 15, 2020 (other than as a result of any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement).

(ii)    by Company if:

(1)    Company reasonably determines that the timely satisfaction of any condition set forth in Section 6 has become impossible (other than as a result of any failure on the part of Company to comply with or perform any covenant or obligation of Company set forth in this Agreement); and

(2)     the Closing has not taken place on or May 15, 2020 (other than as a result of the failure on the part of Company or any of the Stockholders to comply with or perform any covenant or obligation set forth in this Agreement).

(b)    This Agreement may be terminated prior to the Closing by the mutual written consent of Purchaser and Company. This Agreement may be terminated after the Closing by the mutual written consent of Purchaser and Equityholder Representative.

7.2	Termination Procedures.

If Purchaser wishes to terminate this Agreement pursuant to Section 7.1(a)(i), Purchaser shall deliver to Company a written notice stating that Purchaser is terminating this Agreement and setting forth a brief description of the basis on which Purchaser is terminating this Agreement. If Company wishes to terminate this Agreement pursuant to Section 7.1(a)(ii), Company shall deliver to Purchaser a written notice stating that Company is terminating this Agreement and setting forth a brief description of the basis on which Company is terminating this Agreement.

7.3	Effect of Termination.

If this Agreement is terminated pursuant to Section 7.1, all representations and warranties of the Parties hereto shall expire and all further obligations of the Parties under this Agreement shall terminate; provided, however, that: (a) neither Company nor Purchaser shall be relieved of any obligation or liability arising from any prior breach by such Party of any provision of this Agreement; and (b) the Parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 11.2.

8.	POST-CLOSING COVENANTS.

8.1	Access to Books, Records, Etc.

The Purchaser agrees that, after the Closing, it will, and will cause the Company to cooperate with and make available to the Equityholder Representative during normal business hours and upon reasonable notice, all books and records, properties, information and employees (without disruption of employment) retained and remaining in existence after the Closing Date that are necessary or useful in connection with the tax matters described in Section 8.3 and any inquiry, audit, investigation, dispute, litigation or other proceeding or similar matter, including the preparation of the Closing Adjustment Statement. The Purchaser agrees that it shall, and shall cause the Company to, preserve and keep all books and records of the Purchaser and the Company for a period of at least three (3) years from the Closing Date or such longer period as may be required by any Legal Requirement; provided, that the Purchaser may assign this obligation to the Company if the Purchaser, together with its Affiliates, ceases to own beneficially at least a majority of the outstanding voting securities of the Company and thereafter shall be relieved of this obligation.

8.2	General.

In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall use reasonable best efforts to take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 9).

8.3	Tax Matters.

(a)    The Equityholder Representative shall cause to be prepared and timely filed, all Tax Returns relating to the Company for all Tax periods ending on or before the Closing Date (except income Tax Returns relating to the Company for the Stub Period (as defined below)) (such Tax periods, the “Pre-Closing Tax Periods”), prepared consistent with past practice and all Legal Requirements, and the Equityholders shall pay all Taxes (including state and federal income and franchise taxes) (and all filing and preparation fees associated therewith) relating to the Company for the Pre-Closing Tax Periods when due and taking into account timely filed extensions. All positions taken on such Pre-Closing Tax Period Tax Returns shall be taken in good faith consistent with applicable Legal Requirements. The Equityholder Representative shall cause to be delivered the Pre-Closing Tax Period Tax Returns to Purchaser at least fifteen (15) Business Days before the filing thereof to review and provide reasonable comments, and the Purchaser and Equityholder Representative will endeavor in good faith to resolve any difference with respect to Pre-Closing Tax Period Tax Returns. If the Equityholder Representative and the Purchaser cannot resolve any such difference after such fifteen (15) Business Day period, then such disputed items shall be submitted to the Neutral Accountant for resolution in accordance with Section 1.12(d) of this Agreement. The Purchaser shall prepare and file, or cause to be prepared and filed, all income Tax Returns relating to the Company attributable to all periods beginning after the Closing Date (“Post-Closing Tax Periods”), and shall pay, or cause to be paid, when due all Taxes relating to the Company attributable to the Post-Closing Tax Periods.

(b)    The Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all income Tax Returns relating to the Company for the stub period starting on January 1, 2020 and ending on the Closing Date (the “Stub Period”), and the Equityholders shall pay all Taxes (including state and federal income and franchise taxes) (and all filing and preparation fees associated therewith) relating to the Company for the Stub Period when due and taking into account timely filed extensions. All positions taken on such Stub Period Tax Returns shall be taken in good faith consistent with applicable Legal Requirements. The Purchaser shall deliver Stub Period Tax Returns at least fifteen (15) days before the filing thereof to the Equityholder Representative for review and reasonable comment, and the Purchaser and Equityholder Representative will endeavor in good faith to resolve any difference with respect to Stub Period Tax Returns. If the Equityholder Representative and the

Purchaser cannot resolve any such difference after such fifteen (15) Business Day period, then such disputed items shall be submitted to the Neutral Accountant for resolution in accordance with Section 1.12(d) of this Agreement.

(c)    The Parties shall cause, to the maximum extent possible under applicable Legal Requirements, any taxable period of the Company that would otherwise be a Straddle Period to end on the Closing Date. In order to apportion appropriately any Taxes relating to the Straddle Period, Purchaser shall cause the Company, to the extent permitted by Legal Requirements, to elect with the relevant Taxing Authority to treat for all Tax purposes the Closing Date as the last day of the taxable period of the Company. In any case where applicable Legal Requirements does not permit the Company to treat the Closing Date as the last day of the taxable year or period, for purposes of this Agreement, the portion of any Tax payable with respect to a Straddle Period will be allocated between the period of the Straddle Period that extends before the Closing Date through (and including) the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day immediately after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”). The portion of such Tax attributable to the Pre-Closing Straddle Period shall (i) in the case of any Taxes not based on income, gross receipts or profits earned during a Straddle Period, such Taxes shall be deemed to be the amount of such Tax for the entire taxable period (or, in the case of such Taxes determined on arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of days in the taxable year or period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period, and (ii) in the case of any Tax based on or measured by income, gross receipts or profits earned during a Straddle Period, on an interim closing of the books by assuming that the books of the Company were closed at the end of the day on the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on annual basis, such as the deduction for depreciation, shall be apportioned between the Pre-Closing Straddle Period and the Post-Closing Straddle Period on a daily basis. The Purchaser shall prepare and file (or cause to be prepared and filed) all Tax Returns of the Company for any Straddle Period (“Straddle Return”). All positions taken on such Straddle Return shall be taken in good faith consistent with applicable Legal Requirements. The Purchaser and the Company shall deliver the Straddle Return at least ten (10) Business Days before the filing thereof to the Equityholder Representative to review and consent (such consent not to be unreasonably withheld, conditioned or delayed), and the Purchaser and Equityholder Representative will endeavor in good faith to resolve any difference with respect to Straddle Return. If the Equityholder Representative and the Purchaser cannot resolve any such difference after such fifteen (15) Business Day period, then such disputed items shall be submitted to the Neutral Accountant for resolution in accordance with Section 1.12(d) of this Agreement. Taxes attributable to the Straddle Period and allocated to the Pre-Closing Straddle Period (and all filing and preparation fees associated therewith) as set forth above shall be timely paid by the Sellers and Taxes attributable to the Straddle Period and allocated to the Post-Closing Straddle Period as set forth above shall be timely paid by the Company. The Company shall provide evidence of the filing of any Straddle Returns to the Equityholder Representative and the Equityholder Representative shall provide evidence of the filing of any Straddle Returns to the Company, and each party shall coordinate and provide evidence of the payment of any Taxes applicable to such party to the other party. Neither the Purchaser nor the Company may settle any Tax claim for any material amount of Taxes resulting from an audit of the Company initiated by a Governmental Authority for which any of the Sellers may be liable pursuant to this Agreement without the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld.

(d)    The Company shall promptly notify the Equityholder Representative in writing upon receipt of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments which might affect the Liabilities for Taxes for which the Sellers may be liable under Section 8.3. The Equityholder Representative shall have the sole right to represent the Company’s interest in any Tax audit or administrative or court proceeding which might affect the Liabilities for Taxes for which the Equityholders may be liable under Section 8.3. In the case of a Straddle Period, the Equityholder Representative and the Purchaser shall have the right to represent the Company in any Tax audit or administrative or court proceeding which might affect the Liabilities for Taxes for which the Equityholders may be liable under Section 8.3.

(e)    After the Closing Date, the Equityholders and the Purchaser shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Agreement and any audit, litigation or other proceeding with respect to Taxes, in each case, to the extent they relate to periods before or including the Closing Date. Each party will make available to the other parties, as reasonably requested, all information, records or documents relating to liability for Taxes for all periods before or including the Closing Date and will preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof.

(f)    Any Tax refunds of the Company attributable to any Pre-Closing Tax Period shall be for the account of the Purchaser or the Surviving Corporation

(g)    The Parties hereby acknowledge and agree that the Rollover Amount shall be treated as part of the Merger Consideration with respect to the Retained Key Owners and shall not, for any purposes, be treated as or considered compensation, and the Parties hereby acknowledge and agree that they will not take any contrary position to the foregoing.

8.4	D&O Tail.

(a)    Prior to the Closing, the Company shall have purchased an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail”) for its present and former directors and officers (the “D&O Indemnified Parties”) which shall provide such D&O Indemnified Parties with coverage for six (6) years following the Effective Time on substantially comparable terms and conditions as the existing coverage applicable to the D&O Indemnified Parties immediately prior to the Effective Time. All costs of the D&O Tail shall be borne by the Company and shall be treated as a Company Transaction Expense at Closing.

(b)    For the six (6) years following the Effective Time, the Purchaser shall not, and shall cause the Surviving Corporation not to, without the prior consent of the Equityholder Representative, cancel, amend or otherwise limit the D&O Tail.

(c)    In addition to the D&O Tail, for the six (6) years following the Effective Time, the Purchaser and its successors and assigns shall maintain in effect any contract of the Company set forth on Schedule 8.4(c), or any company organizational document pursuant to which any D&O Indemnified Party has a right to indemnification, contribution, or advancement as of immediately prior to the Effective Time.

(d)    This Section 8.4 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each of the D&O Indemnified Parties and their respective heirs, (iii) shall be binding on all successors and assigns of the Purchaser and the Surviving Corporation, as applicable, and shall be enforceable by the D&O Indemnified Parties and (iv) shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Party under this Section 8.4 without the written consent of such affected D&O Indemnified Party.

9.	INDEMNIFICATION, ETC.

9.1	Indemnification.

(a)    Subject to the terms, conditions and limitations of this Section 9, the Equityholders shall, on a several (but not joint) basis (meaning that the Equityholders shall severally be liable for indemnification obligations solely in proportion to such Equityholders’ portion of the Merger Consideration received by such Equityholder), defend and indemnify Purchaser Indemnified Parties in respect of, and hold each of them harmless against Purchaser Indemnified Parties for, any and all Damages incurred or suffered by any Purchaser Indemnified Party (regardless of whether such Damages relate to any Third Party Claim) resulting from, relating to or constituting:

(i)    any breach of any representation or warranty of Company contained in Section 2 of this Agreement as of the Closing;

(ii)    any breach by Company of any of its covenants or agreements contained in this Agreement or any other agreement or instrument furnished by Company to Purchaser pursuant to this Agreement;

(iii)    any claim by an Equityholder or former Equityholder seeking to assert, or based upon any claim for appraisal or dissenters rights, including any payment in respect of dissenting shares in excess of the amount of payments otherwise payable to the stockholder seeking such rights under this Agreement;

(iv)    the following Taxes: (i) any Taxes of Company for any taxable period (or portion thereof) ending on or before the Closing Date due and payable by Company; (ii) any Taxes for which Company has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Legal Requirements as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date; and (iii) any Taxes for which Company has any liability as a transferee or successor, pursuant to any contractual obligation or otherwise, which Tax is attributable to the operations of Company on or prior to the Closing Date or an event or transaction occurring before the Closing;

(v)    any Tax, penalty, fine or other fee associated with sales and use taxes in the Commonwealth of Virginia, and all expenses incurred related to the filing of any return or submission with respect to such sales and use taxes, including the reasonable costs and expenses of all accounting, legal or other appropriate third party advisors related to the negotiation, settlement and payment of any such sales and use taxes;

(vi)    any inaccuracy in the Payment Schedule; and

(vii)    any Fraud on the part of Company.

(b)    Subject to the terms and conditions of this Section 9, Purchaser and Ultimate Parent shall, and after the Closing shall cause the Surviving Corporation to, defend and indemnify Seller Indemnified Parties in respect of, and hold each of them harmless against Seller Indemnified Parties for, any and all Damages incurred or suffered by any Seller Indemnified Party (regardless of whether such Damages relate to any Third Party Claim) resulting from, relating to or constituting:

(i)    any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of Purchaser contained in Section 3 of this Agreement as of the Closing;

(ii)    any breach by Purchaser, Merger Sub, or Ultimate Parent of any of their covenants or agreement contained in this Agreement or any other agreement or instrument furnished by Purchaser, Merger Sub, or Ultimate Parent to Company or Equityholder Representative pursuant to this Agreement;

(iii)    any Taxes imposed on Company with respect to a taxable period (or portion thereof) ending after the Closing Date; and

(iv)    any Fraud on the part of Purchaser, Merger Sub, or Ultimate Parent.

9.2	Defense of Third Party Claims.

(a)    In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, against Purchaser or against any other Person) with respect to which any of the Parties are obligated to hold harmless or indemnify any Indemnified Party pursuant to this Section 9 (a “Third Party Claim”) the Equityholder Representative on behalf the Equityholders or the Purchaser on behalf of itself, the Ultimate Parent and Surviving Corporation, as applicable (the “Indemnifying Party”) will have the right, at its sole cost and expense, or in the case of the Equityholder Representative, at the sole cost and expense of the Equityholders, to defend against the Third Party Claim with counsel of its choice that is reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within ten (10) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party intends to undertake such defense, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill the Indemnifying Party’s indemnification obligations hereunder, (iii) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently;(iv) the counsel chosen by the Indemnifying Party does not have any unwaivable conflict of interest in representing the interests of the Indemnified Party; and (v) the Indemnifying Party provides the R&W Insurance insurer with the rights to associate in the defense as set forth in the R&W Insurance.

(b)    So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 9.2(a), (i) the Indemnified Party may retain separate co-counsel and participate in the defense of the Third Party Claim at its own cost and expense (except as provided below), including being named co-counsel of record for purposes of accessing of confidential and highly confidential information and shall have the right to receive copies of all pleadings, notices and communications with respect to the Third Party Claim to the extent no privilege is thereby waived, (ii) the Indemnified Party may participate in settlement negotiations with respect to the Third Party Claim, and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim unless (A) each affected Indemnified Party consents thereto in writing (which consent will not unreasonably be withheld) or (B) the settlement, compromise or consent includes an unconditional release from all liability with respect to the claim in favor of each affected Indemnified Party.

(c)    If the Indemnifying Party does not elect to assume control of or otherwise participate in the defense or settlement of any Third Party Claim, or if the Indemnifying Party does so elect but any of the conditions in Section 9.2(a) is or becomes unsatisfied, then, the Indemnified Party may defend against and consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim, provided, however, that the Indemnifying Party (A) shall have the right to receive copies of all pleadings, notices and communications with respect to the Third Party Claim so long as the receipt of such documents by the Indemnifying Party does not adversely affect any attorney-client privilege relating to the Indemnified Party (provided, that the applicable Indemnified Party shall use commercially reasonable efforts to provide such information to the Indemnifying Party in a manner that does not adversely affect any such privilege, including by entering into customary joint defense agreements or similar arrangements), and (B) may participate in settlement negotiations with respect to the Third Party Claim and the Indemnified Party shall not enter into any settlement without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld).

(d)    No delay on the part of an Indemnified Party in giving the Indemnifying Party notice of a Third Party Claim shall relieve any Indemnifying Party from any obligation hereunder unless (and then solely to the extent) that the Indemnifying Party is prejudiced thereby.

(e)    The Purchaser on behalf of itself, the Ultimate Parent and Surviving Corporation, shall take any and all action that is reasonably required to preserve any and all rights it may have pursuant to the R&W Insurance in connection with Third Party Claims, including, but not limited to, providing the R&W Insurance insurer with the right to consent to counsel or associate with the defense of a Third Party Claim, all as set forth in the R&W Insurance. In the event that Purchaser assumes the defense of a Third Party Claim, Purchaser shall provide the Equityholder Representative with reasonable access to observe such matter for purposes determining compliance with the R&W Insurance.

9.3	Survival.

(a)    The covenants and agreements of the Parties contained in this Agreement or any Transaction Agreement that are to be performed at or prior to the Closing shall terminate upon the Closing. The covenants and agreements of the Parties contained in this Agreement that are required to be performed after the Closing shall survive and remain in effect following the Closing in accordance with their terms or, where their terms do not so provide, such covenant and agreement shall survive until the close of business on the sixtieth (60th) day following the date of the expiration of all applicable statutes of limitations (giving effect to any extensions thereof) with respect to the matter that is the subject of the applicable covenant or agreement.

(b)    The representations and warranties contained in this Agreement (other than the Fundamental Representations) shall survive the Closing and continue in full force and effect until the date that is fifteen (15) months after the Closing Date (the “General Survival Date”); provided that, notwithstanding the foregoing, (A) the Fundamental Representations shall survive the Closing and continue in full force and effect until the expiration of the applicable statutes of limitations, and (B) the representations and warranties contained in Section 2.14(b) (“Tax Representations”) shall survive the Closing and continue in full force and effect until the close of business on the sixtieth (60th) day following the date of the expiration of all applicable statutes of limitations (giving effect to any extensions thereof) with respect to the matter that is the subject of the applicable representation or warranty. Each of the applicable expiration dates of the covenants and agreements set forth in Section 9.3(a) and the representations and warranties set forth in this Section 9.3(b) is referred to as an “Applicable Limitation Date.”

(c)    No Party shall be entitled to recover for any Damages, nor may any claim be made or suit instituted, arising from or relating to a breach of the covenants and agreements, or an inaccuracy in or breach of the representations and warranties set forth in this Agreement, unless written notice thereof is delivered to the other Parties prior to 11:59 p.m. Eastern Time on the Applicable Limitation Date (an “Indemnification Notice”). The Indemnification Notice shall describe the matter subject to indemnification in reasonable detail, including the basis of such claim and (if then known) the amount of Damages incurred or suffered with respect thereto. Notwithstanding anything in this Section 9.3 to the contrary, in the event that any breach of any representation or warranty of any of the Company or the Purchaser constitutes Fraud of such Party, such representation or warranty shall survive for the applicable statute of limitations solely in connection with such Party.

9.4	Limitations.

(a)    Except as set forth in Section 9.4(a)(v), the following limitations shall apply to the indemnification obligations of the Equityholders pursuant to Section 9.1(a):

(i)    the Equityholders shall have no indemnification obligation under Section 9.1(a)(i) unless the aggregate Damages for all such breaches exceeds $850,000 (the “Basket”), upon which the Purchaser shall be entitled to recover all Damages from the first dollar, provided such limitation does not apply to claims for breaches of Fundamental Representations;

(ii)    the indemnification obligations of the Equityholders under Section 9.1(a)(i) shall be limited, in the aggregate, to the Indemnity Holdback Amount (the “Indemnification Cap”); provided such limitation does not apply to claims for breaches of Fundamental Representations;

(iii)    the indemnification obligations of the Equityholders (A) under Section 9.1(a)(i) for breaches of Fundamental Representations by the Company, and (B) under Section 9.1(a)(iii) through (vi) shall be limited, in the aggregate, to the Merger Consideration;

(iv)    the total, aggregate indemnification obligation of any single Equityholder shall not exceed the total amount of Merger Consideration received by such Equityholder under this Agreement; and

(v)    the limitations in this Section 9.4(a) shall not apply to any Equityholder with respect to Fraud committed by such Equityholder.

(b)    No Equityholder shall have any right of contribution against Company or the Surviving Corporation with respect to any breach by Company of any of its representations, warranties, covenants or agreements.

(c)    Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether any breach of, or inaccuracy in, any of the representations and warranties set forth in Section 2 has occurred, and (ii) the amount of Damages for which any Indemnified Party may be entitled to indemnification under this Section 9, any “material,” “materiality,” “Material Adverse Effect,” “in all material respects,” or similar qualifications limiting the scope of any representation or warranty shall be disregarded, (other than Section 2.3(c) and the terms “Material Contracts”, “Material Customers” and “Material Suppliers” which shall not be disregarded).

(d)    Any payments made to a Party pursuant to this Section 9 shall be treated as an adjustment to the Merger Consideration for Tax purposes to the extent permitted by Legal Requirement.

9.5	Manner of Payment of Indemnification Obligations, R&W Insurance Covered Claims.

(a)    From and after the Closing, in order to satisfy any indemnification obligations for Damages payable to the Purchaser Indemnified Parties under Section 9, the Purchaser Indemnified Parties shall be required to seek recovery of such amounts as follows:

(i)    for indemnification obligations of the Equityholders pursuant to Section 9.1(a)(i) and 9.1(a)(iv), first from the R&W Insurance, and then, (A) in order to recover the Retention during the Holdback Period, or (B) any amounts denied by the R&W Insurance issuer (but only after Purchaser Indemnified Parties have complied with all obligations under the R&W Insurance and have exhausted all remedies under the R&W Insurance), from the available Holdback Amount (it being understood that any amount for which recovery is sought against the R&W Insurance and not received or unconditionally agreed to by the R&W Insurance issuer as of the date the Indemnity Holdback Amount is otherwise to be released pursuant to Section 1.12(f) may be retained by Purchaser, subject to future release upon receipt of payment under the R&W Insurance or other resolution of the claim) until the Holdback Amount has been exhausted or released, and only then, subject to the limitations set forth in Section 9.4(a) and solely in connection with breaches of the Fundamental Representations or the indemnification obligations pursuant to Section 9.1(a)(iv), from the Equityholders, severally and not jointly, and only in proportion to each Equityholder’s portion of the Merger Consideration that has been received by such Equityholder (but, for the avoidance of doubt, without regard to the second to last sentence of Section 1.13); and

(ii)    for indemnification obligations of the Equityholders pursuant to Sections 9.1(a)(ii), 9.1(a)(iii), 9.1(a)(v) through 9.1(a)(vii), first from the available Indemnity Holdback Amount until the Indemnity Holdback Amount has been exhausted or released, and only then from the Equityholders, severally and not jointly, and only in proportion to each Equityholder’s portion of the Merger Consideration that has been received by such Equityholder (but, for the avoidance of doubt, without regard to the second to last sentence of Section 1.13).

For the avoidance of doubt, the Purchaser Indemnified Parties sole and exclusive right (other than as excluded in Section 9.7) to recover the Retention from the Equityholders shall: (1) be available only from the Holdback Amount; (2) reduce in accordance with the R&W Insurance; and (3) terminate upon expiration of the Holdback Period (provided, any claim made prior to the expiration of the Holdback Period shall continue to be available for recovery until resolved).

(b)    In calculating amounts payable to any Indemnified Party hereunder, the amount of any indemnified Damages shall be determined net of (A) any amounts actually recovered by any Indemnified Party (or its Affiliates) under (i) the R&W Insurance and (ii) any other insurance policy and (B) amounts specifically reserved or specifically accrued for in the Financial Statements respecting such Damages. The Indemnified Parties shall take commercially reasonable steps to mitigate all Damages to the extent required by Delaware law.

9.6	Non-Reliance; Exclusivity of Representations and Warranties; Limitation of Disclosures.

(a)    Purchaser acknowledges, represents, and agrees that it is a sophisticated buyer and has made its own investigation, review and analysis regarding the Company and the transactions contemplated hereby, together with its representatives that it has engaged for such purpose. Purchaser acknowledges, represents, and agrees that it is not relying, and has not relied, upon the accuracy or completeness of any statement, representation or warranty, oral or written, express or implied, made by the Company in each case except as expressly set forth in Section 2, the Disclosure Schedules and any certificate delivered by the Company in accordance with this Agreement at Closing. Except as expressly set forth in Section 2, the Disclosure Schedules and any certificate delivered by the Company at Closing, neither the Company nor any of the Equityholders shall have any liability to the Purchaser Indemnified Parties and the Purchaser Indemnified Parties waive any rights it may have against the Company and the Equityholders resulting from the use, accuracy or completeness of any information, documents, or materials made available to Purchaser, whether orally or in writing, in any confidential information memoranda, “data rooms”, “virtual data rooms”, management presentations, due diligence discussions or presentations or in any other form in expectation of the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that the Company is not making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company, including as contained in any information memorandum. Purchaser acknowledges and agrees that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections or forecasts). Purchaser acknowledges and agrees that, should the Closing occur, Purchaser shall acquire, by virtue of the Merger, the Company’s equity securities without any representation or warranty as to merchantability or fitness for any particular purpose.

(b)    Except for the representations and warranties contained in Section 2 (as modified by the Disclosure Schedules thereto), neither the Company, any Equityholder nor any other Person has made any other express or implied representation or warranty on behalf of the Company with respect to the transactions contemplated by this Agreement, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Purchaser or its Affiliates (including any information, documents or material delivered or made available to Purchaser or its Affiliates, management presentations or in any other form in expectation of the transactions contemplated hereby), and the Company disclaims any other representations or warranties, whether made by any Equityholder, the Company, any of their respective officers, directors, employees, agents or representatives, or any other Person. Except for the representations and warranties contained in Section 2 (as modified by the Disclosure Schedules thereto), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates (including any opinion, information, projection, or advice that may have been or may be provided or made available to Purchaser or its Affiliates by any director, officer, employee, agent, consultant, or representative of the Company).

(c)    Company acknowledges, represents and agrees that no information, documents, or materials made available to Purchaser, whether orally or in writing, in any confidential information memoranda, “data rooms”, “virtual data rooms”, management presentations, due diligence discussions or presentations or in any other form in expectation of the transactions contemplated by this Agreement, shall limit a claim by the Purchaser or any Purchaser Indemnified Party for breach of any representation or warranty in Section 2, except to the extent such items are expressly referred to in Section 2, the Disclosure Schedules, and/or any certificate delivered by the Company at Closing.

9.7	Exclusive Remedy.

Except with respect to (a) the purchase price adjustment procedure set forth in Section 1.11; (b) Section 10.2; (c) Section 11.6(a)(i); and (d) actions arising out of or resulting from Fraud, each of the Parties acknowledges and agrees that the indemnification provisions set forth in this Section 9 shall be the sole and exclusive remedy of the Parties with respect to any claims under, or otherwise relating to the transactions that are the subject of, this Agreement, whether sounding in contract, tort, fraud, or otherwise, and whether asserted against the Company, its officers, directors or employees, the Equityholders, the Purchaser, the Ultimate Parent, Merger Sub, or any other Person. Without limiting the generality of the foregoing, in no event shall any Party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement. Each of the Parties, on behalf of itself and its equity owners, trustees, directors, managers, officers, employees, and Affiliates, agrees not to bring any actions or proceedings, at law, equity or otherwise, against any other Party or its equity owners, directors, managers, officers, employees, and Affiliates, in respect of any breach or alleged breach of any representation, warranty, covenant and agreement in this Agreement, except pursuant to the express provisions of this Section 9 (or, in the case of the Equityholder Representative, pursuant to Section 10.2). Notwithstanding the foregoing restrictions, each Party shall be entitled to bring an action for equitable or injunctive relief to enforce the terms of this Agreement.

10.	EQUITYHOLDER REPRESENTATIVE.

10.1	Appointment.

(a)    Each of the Equityholders (by approval of the Merger and this Agreement at a stockholders meeting or by written consent and without any further action of any of the Equityholders or the Company) will irrevocably grant to and appoint Fortis Advisors LLC as their exclusive agent and attorney-in-fact (with full power of substitution), for and in the name, place and stead of each of the Equityholders, with the same effect as if taken by each of the Equityholders, with full power and authority to take any and all actions and execute any and all documents and agreements under this Agreement and the Representative Engagement Agreement in each Equityholder’s name, place and stead, with the same effect as if such action were taken or such document or agreement were executed (i) by each of the Equityholders in connection with any matter or thing relating to any amendments to this Agreement and (ii) by each of the Equityholders in connection with any claim made pursuant to Section 9, including, without limitation, the power and authority to institute, make or pursue claims, counterclaims or defenses and compromise, surrender or settle any disputes or claims or make any other determination or take any other action or assert or compromise any claim made pursuant thereto, and to permit the Equityholder Representative to perform all of the functions of the Equityholder Representative under this Agreement and the Representative Engagement Agreement.

(b)    The Equityholder Representative hereby accepts the appointment as the “Equityholder Representative” hereunder. The Equityholder Representative cannot be removed except upon delivery to the Purchaser of a written instrument signed by each of the Equityholders. The Equityholder Representative may resign for any reason or no reason, at any time. If the Equityholder Representative resigns or is so removed, then a replacement Equityholder Representative may (but need not be) designated by all of the Equityholders. Any such replacement Equityholder Representative will have the full power and authority of the Equityholder Representative hereunder. The immunities and rights to indemnification shall survive the resignation or removal of the Equityholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement. The signature of the Equityholder Representative on behalf of each of the Equityholders shall be deemed to be the signature of each of the Equityholders, as the case may be, and they shall be bound by the terms of any such document relating to any claim made pursuant to Section 9 executed and delivered by the Equityholder Representative on their behalf pursuant to this Section 10.1 as though they were actual signatories thereto. The Purchaser and any other Person shall be entitled to rely, without any investigation or inquiry by the Purchaser or such Person, upon all actions, notices, communications and determinations by the Equityholder Representative, including without limitation, relating to any claim made pursuant to Section 9 on behalf of each of the Equityholders as having been taken upon the authority of each of the Equityholders. The Equityholder

Representative shall be entitled to: (i) rely upon the Payment Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party. Any actions, notices, communications and determinations by the Equityholder Representative, including without limitation, relating to any claim made pursuant to Section 9 on behalf of each of the Equityholders shall be conclusively deemed to be the actions, notices, communications and determinations of each of the Equityholders and shall be binding upon each Equityholder and such Equityholder’s successors as if expressly confirmed and ratified in writing by such Equityholder, and neither the Purchaser nor any other Person shall have any liability or responsibility to any of the Equityholders for any action taken in reliance thereon. All defenses which may be available to any Equityholder to contest, negate or disaffirm the action of the Equityholder Representative taken in good faith under this Agreement or the Representative Engagement Agreement are waived. Notwithstanding anything to the contrary, the Purchaser shall not be liable to the Equityholders for any actions or inactions of the Equityholder Representative. The Equityholder Representative shall have no duties, responsibilities or obligation to act on behalf of the Equityholders except as expressly set forth herein and in the Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Equityholder Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedules. The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Equityholder Representative or any of the Equityholders for any purpose of federal or state law, including without limitation, federal or state income tax purposes.

(c)    The appointment of the Equityholder Representative and the powers, immunities and rights to indemnification granted to the Equityholder Representative and the Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable by any Equityholder in any manner or for any reason, (ii) shall not be affected by the death, illness, dissolution, disability, incapacity, illness, bankruptcy or other inability to act of the principal pursuant to any applicable Legal Requirement and shall be binding on any successor thereto and (iii) shall survive the delivery of an assignment by any Equityholder of the whole or any fraction of such Equityholder’s interest in the Holdback Amount.

10.2	Liability of Equityholder Representative.

Certain Equityholders have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Equityholder Representative with the Equityholder Representative to provide direction to the Equityholder Representative in connection with its services under this Agreement or the Representative Engagement Agreement (such Equityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Equityholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”) shall be liable for any act done or omitted hereunder or under the Representative Engagement Agreement as Equityholder Representative while acting in good faith and without gross negligence or willful misconduct. The Equityholders shall severally but not jointly indemnify, defend and hold the Representative Group harmless against any Damages incurred without gross negligence or willful misconduct on the part of the Representative Group and arising out of or in connection with the acceptance or administration of its duties hereunder or under the Representative Engagement Agreement, including the reasonable fees and expenses of any third party retained by the Equityholder Representative and costs in connection with seeking recovery from insurers (collectively, the “Representative Expenses”). Such Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Holdback Amount otherwise distributable to the Equityholders at the time of distribution, and third, directly from the Equityholders in proportion to such Equityholder’s portion of the Merger Consideration that is received by such Equityholder. The Equityholders acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement the Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholder Representative shall not be required to take any action unless the Equityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholder Representative against the costs, expenses and liabilities which may be incurred by the Equityholder Representative in performing such actions.

10.3	Expense Fund.

Upon the Closing, the Purchaser shall wire to the Equityholder Representative $150,000 (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Equityholder Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Equityholder Representative for any Representative Expenses incurred pursuant to this Agreement or any Representative Engagement Agreement, or (ii) as otherwise determined by the Representative Group (the “Expense Fund”). The Equityholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Equityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations. The Equityholders will not receive any interest on the Expense Fund and assign to the Equityholder Representative any such interest. Subject to Representative Group approval, the Equityholder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Equityholders. As soon as reasonably determined by the Equityholder Representative that the Expense Fund is no longer required to be withheld, the Equityholder Representative shall distribute the remaining Expense Fund (if any) to the Paying Agent for further distribution to the Equityholders; provided that the party making such distribution shall be entitled to deduct a reasonable fee for the cost of processing such payment. For tax purposes, the Expense Fund Amount shall be treated as having been received and voluntarily set aside by the Equityholders at the time of Closing. Any Tax required to be withheld with respect to the deemed payment to an Equityholder of its portion of the Expense Fund Amount shall reduce the amount of cash payable to such Equityholder at Closing and shall not reduce the Expense Fund.

11.	MISCELLANEOUS PROVISIONS.

11.1	Fees and Expenses.

Except as otherwise provided in this Agreement, each Party shall bear and pay all of its own fees, costs and expenses (including all legal fees and expenses payable to counsel, accounting, financial advisory, and consulting fees and expenses of third parties) that have been incurred or that are in the future incurred by or on behalf of it in connection with the transactions contemplated hereby, whether or not the Merger is consummated; provided, however, that, if the Merger is consummated, fees, costs and expenses incurred by or for the benefit of Company shall be for the account of the Stockholders (and for the avoidance of doubt are a Closing Adjustment Item subject to Section 1.12).

11.2	Confidentiality.

(a)    Company hereto agrees that it, its Affiliates, and their representatives shall hold the terms of the Merger in strict confidence. At no time shall Company or any representative of Company disclose any of the terms of the Merger (including, but not limited to, the economic terms) or any non-public information about a party hereto (collectively, the “Confidential Information”) to any other party (other than the Stockholders after the date hereof solely in connection with delivery of information provided in connection with the approval of the Merger or provided in connection with Section 280G stockholder approval) without the prior written consent of Purchaser. Notwithstanding the foregoing, (i) any person hereto shall be permitted to disclose any and all terms to his, her or its financial, tax, and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Authority or administrative agency, including for the avoidance of doubt communications or filings with the SEC, to the extent necessary or advisable in compliance with applicable Legal Requirements and the rules of The NASDAQ Stock Market, and (ii) the obligations not to disclose Confidential Information shall not apply to Confidential Information made available to the public without breach of this Agreement and, to the knowledge of the person seeking to rely on the exception in this clause (ii), without breach of any other Contract covering such Confidential Information. In addition, notwithstanding anything herein to the contrary, the Equityholder Representative shall be permitted to disclose Confidential Information (i) as required by any Legal Requirement, (ii) to its advisors, employees or consultants, and (iii) to the Stockholders in connection with its responsibilities, provided that any such disclosures are made only on a need-to-know basis and subject to confidentiality restrictions with respect thereto.

(b)    Company may not issue any press release or other public communications relating to the terms of this Agreement or the transactions contemplated hereby or use Purchaser’s name or refer to Purchaser directly or indirectly in connection with Purchaser’s relationship with Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Purchaser, unless required by any Legal Requirement (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Purchaser prior to any such disclosure), except as reasonably necessary for Company to obtain the consents and approvals of Stockholders and other third parties contemplated by this Agreement or otherwise to comply with the terms of this Agreement, and except as may be reasonably necessary for Stockholders, as applicable, to communicate with their limited partners and potential limited partners concerning the terms of the Agreement, in each case, in connection with fundraising, marketing or reporting activities. Notwithstanding anything herein or in the Confidentiality Agreement, Purchaser shall use its commercially reasonable efforts to provide Company with a copy of any proposed press release or other public communication announcing the Merger, enabling Company and its counsel a reasonable time to review and comment on such communication prior to its public release, and thereafter Purchaser may make such other public communications regarding this Agreement or the transactions contemplated hereby as Purchaser after consultation with Company may determine is reasonably appropriate.

11.3	Notices.

All notices, demands, requests or other communications that may be or are required to be given, served or sent by any party pursuant to this Agreement will be in writing (and shall be deemed to have been duly given upon receipt), will reference this Agreement and shall transmitted by (i) an express delivery service, (ii) facsimile or email of a PDF transmission (with confirmation of transmission), or (iii) hand delivery, addressed to the address or facsimile set forth below, provided that with respect to notices deliverable to the Equityholder Representative, such notices shall be delivered solely via email or facsimile. Each party may designate by notice in writing a new address and/or facsimile to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt or the affidavit of messenger or courier being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

if to Purchaser or Ultimate Parent:

Rapid7 LLC

with a copy (which shall not constitute notice) to:

if to Merger Sub:	Stratus Acquisition, Inc.

with a copy (which shall not constitute notice) to:

if to Company prior to Closing:

Divvy Cloud Corporation

with a copy (which shall not constitute notice) to:

if to Equityholder Representative:

with a copy (which shall not constitute notice) to:

11.4	Conflict of Interest.

Without the need for any consent or waiver by the Company or Purchaser, Miles & Stockbridge P.C. (“Miles”) shall be permitted to represent the Equityholders, or any one or more of them, after the Closing in connection with any matter, including without limitation, anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Miles shall be permitted to represent the Equityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Purchaser, the Company, the Surviving Corporation or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Upon and after the Closing, the Company and the Surviving Corporation shall cease to have any attorney-client relationship with Miles, unless and to the extent Miles is specifically engaged in writing by the Company and the Surviving Corporation to represent the Company and the Surviving Corporation after the Closing and either such engagement involves no conflict of interest with respect to the Equityholders or the Equityholder Representative consents in writing at the time to such engagement. Any such representation of the Company and the Surviving Corporation by Miles after the Closing shall not affect the foregoing provisions hereof.

11.5	Attorney Client Privilege.

All communications involving attorney-client confidences between an Equityholder, its Affiliates or the Company and Miles in the course of the negotiation, documentation and consummation of the Merger and the transactions contemplated hereby shall be deemed to be attorney-client confidences and communications (the “Privileged Materials”). Following the Closing the attorney-client privilege with respect to the Privileged Materials may be waived only by the Equityholder Representative. Neither the Purchaser nor the Surviving Corporation shall assert that the attorney-client privilege of the Company related to the Merger was waived due to the inadvertent transfer of attorney-client privileged material after the Closing (either because they were included in the computer server(s) of the Company and the Surviving Corporation or were otherwise within the records of the Company and the Surviving Corporation after the Closing).

11.6	Miscellaneous.

(a)    (i)    Prior to Closing, this Agreement may be amended by an instrument signed by Purchaser and Company; and

(ii)    After Closing, this Agreement may be amended by an instrument signed by Purchaser and Equityholder Representative.

(iii)    Prior to Closing, either Party may by written notice to the other Party (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto by the other Party, and (c) waive compliance with any of the agreements or covenants of the other Party herein or any conditions contained herein that are required to be met by the other Party.

(iv)    After Closing, either Equityholder Representative or Purchaser may (a) extend the time for the performance of any of the obligations or other acts of Purchaser or any Stockholder, respectively, (b) waive any inaccuracies in the representations and warranties of Purchaser or any Stockholder, respectively, contained herein or in any document delivered pursuant hereto by Purchaser or any Stockholder, respectively and (c) waive compliance with any of the agreements of Purchaser or any Stockholder, respectively, or any conditions contained herein.

(v)    Any amendment, extension or waiver shall be valid if set forth in an instrument in writing signed by the Party (which in the case of any Stockholders after the Closing, means the Equityholder Representative) to be bound thereby.

(vi)    The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

(b)    If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(c)    The headings, subheadings, and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing, or enforcing any of the provisions of this Agreement. Sections without decimals (such as “Section 2”) shall include all sections numbered with decimals in such Section (i.e. Section 2.1, 2.2, etc.).

(d)    This Agreement and the exhibits hereto constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

(e)    This Agreement may not be assigned by operation of law or otherwise without the express written consent of Purchaser and the Equityholder Representative; provided, however, that Purchaser may assign this Agreement to an Affiliate or lender of Purchaser without the consent of the Equityholder Representative, but no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

(f)    This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement (other than as expressly set forth under Section 9).

(g)    This Agreement (and any claims or disputes arising out of or related hereto or to the transaction contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware, including all matters of construction, validity and performance (without giving effect to principles of conflicts of laws that would select another state’s law).

(h)    The parties hereby irrevocably submit to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware over all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) and each party hereby irrevocably agrees that all claims in respect of any such action related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereby consents to process being served by any party to this Agreement in any action by the delivery of a copy thereof in accordance with the provisions of Section 11.3.

(i)    Purchaser and the Company each agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. Accordingly, in addition to any other remedy to which a non-breaching party may be entitled at law, a non-breaching party shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. No party shall be required to post a bond or other security before it can obtain specific performance. Each party waives any defenses to the remedy of specific performance in any action for specific performance, including the defense that money damages would be adequate.

(j)    This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[signature page follows]

The parties hereto have caused this Agreement to be executed and delivered as of the date first set above.

RAPID7 LLC

By:	/s/ Corey Thomas
Name:	Corey Thomas
Title:	CEO

RAPID7 INC.

By:	/s/ Corey Thomas
Name:	Corey Thomas
Title:	CEO

STRATUS ACQUISITION, INC.,

By:	/s/ Peter Kaes
Name:	Peter Kaes
Title:	General Counsel & Secretary

DIVVY CLOUD CORPORATION

By:	/s/ Brian Johnson
Name:	Brian Johnson
Title:	President and CEO

EQUITYHOLDER REPRESENTATIVE: FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

Signature Page to Merger Agreement

EXHIBIT A - CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Additional Adjustment Items. “Additional Adjustment Items” means (without duplication): (A) Closing Debt; (B) Closing Transaction Expenses; (C) the Tax Liability Amount; and (D) one-half of the R&W Insurance Policy Cost.

Affiliate. “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

Agreement. “Agreement” means the Merger Agreement to which this Exhibit A is attached, as it may be amended from time to time.

Base Purchase Price. “Base Purchase Price” means $145,000,000.

Business Day. “Business Day” means any day which is not a Saturday, Sunday or a day in which banks are required or authorized to be closed in the Commonwealth of Massachusetts.

Cash. “Cash” means, with respect to any Person as of any time, the unrestricted cash and cash equivalents, determined in accordance with GAAP; provided, that “Cash” shall (i) be calculated net of bank overdrafts, (ii) include checks and drafts deposited for the account of the Company (subject to dollar-for-dollar adjustment if any such check or draft is not credited to such accounts, or such credit is reversed, by the depository bank), (iii) be reduced by the amount of issued but uncleared checks and payment drafts, in each case, as of such specified time, and (iv) be reduced by any costs and/or Taxes associated with the repatriation to the United States of any such cash and other items described above that are held outside the United States.

Closing Adjustment Items. “Closing Adjustment Items” means (a) the sum of all Additional Adjustment Items plus (b) the amount, if any, by which Company Cash is less than the Estimated Company Cash minus (c) the amount, if any, by which Company Cash exceeds the Estimated Company Cash plus (d) the amount, if any, by which Company Working Capital is less than the Target Working Capital Amount minus (e) the amount, if any, by which Company Working Capital exceeds the Target Working Capital Amount.

Closing Date Option Cancellation Amount. “Closing Date Option Cancellation Amount” with respect to any Vested In-The-Money Option, means an amount determined by multiplying (a) the number of Net Option Shares applicable to such Vested In-The-Money Option, by (b) the Per Share Closing Payment.

Closing Date Warrant Cancellation Amount. “Closing Date Warrant Cancellation Amount” with respect to any individual Company Warrant, means an amount determined by multiplying (a) the number of Net Warrant Shares applicable to such Company Warrant, by (b) the Per Share Closing Payment.

Closing Debt. “Closing Debt” means all of the Company’s debt and debt like items (such as indebtedness for borrowed money, capitalized leases, performance bonds and guarantees and off-balance sheet items, accrued and unpaid vacation pay or paid time off amounts as of the Closing Date but excluding trade payables, deferred revenue and other ordinary course current liabilities) as of the Closing Date. The Parties have agreed that, solely for purposes of calculating Estimated Additional Adjustment Items and Additional Adjustment Items, 30% of the Company’s long-term deferred revenue, as reflected on the Estimated Closing Balance Sheet, shall be deemed to be Closing Debt.

Closing Transaction Expenses. “Closing Transaction Expenses” means all unpaid fees, expenses, costs and payments related to the transactions contemplated by this Agreement which are incurred by or on behalf of the Company on or prior to the Effective Time and not paid by the Company on or prior to Closing, including, for the avoidance of doubt, (i) any payment to any financial advisors or investment bankers retained by the Company in connection with the transactions hereunder, (ii) any fees and expenses of legal advisors providing services to the Company up to and including the Closing; (iii) change in control, transaction bonus, severance or other similar payments to employees, consultants or Stockholders or any other person that become payable as a result of the transactions contemplated hereunder (and including for the avoidance of doubt the Pre-Closing Bonuses), including any related applicable employer portion of payroll taxes, (iv) the employer portion of payroll taxes related to the payments to Optionholders, (v) the employer portion of payroll taxes related to the payments to Stockholders with respect to the Restricted Company Stock, and (vi) the costs of the D&O Tail. For the avoidance of doubt, Closing Transaction Expenses shall not include Taxes (other than those payroll taxes explicitly referred to in this definition).

Code. “Code” means the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

Commercial Tax Agreement. “Commercial Tax Agreement” means customary commercial agreements not primarily related to Taxes and entered into in the ordinary course of business that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions).

Company Cash. “Company Cash” an amount equal to the Cash of the Company calculated as of the Effective Time.

Company Common Stock. “Company Common Stock” means the authorized common stock, par value $0.0001 per share, of Company.

Company Contract. “Company Contract” means any Contract to which Company is a party or by which Company is bound.

Company IP Registrations “Company IP Registrations” means all of the Intellectual Property Registrations owned by, or filed in the name of, the Company.

Company IT Systems. “Company IT Systems” means all information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the Company.

Company’s Knowledge. References to “Knowledge” or “knowledge” of the Company means the actual knowledge, after reasonable inquiry, of Johnson, DeRamus, Peter Scott and Shawn Parandeh.

Company Licensed Software. “Company Licensed Software” means Software products used in or necessary to conduct the business of Company, in the manner currently conducted by the Company as to which the Company does not claim ownership.

Company Option. “Company Option” means an option to purchase capital stock of the Company under the Company Stock Plan.

Company Owned IP. “Company Owned IP” means any Intellectual Property that is owned by, or exclusively licensed to, the Company.

Company Owned or Used IP. “Company Owned or Used IP” means any and all Intellectual Property used in or necessary to conduct the business of Company, in the manner currently conducted.

Company Owned Software. “Company Owned Software” means Software products developed by the Company or currently in development, in each case as to which the Company claims ownership (as contrasted to being licensed from a third party which owns such items).

Company Preferred Stock. “Company Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, and Series A-1 Preferred Stock, par value $0.0001 per share, of Company.

Company Software. “Company Software” means Company Owned Software, and Company Licensed Software collectively.

Company Stock. “Company Stock” means Company Common Stock and Company Preferred Stock, including, as applicable, Restricted Company Stock.

Company Stock Plan. “Company’s Stock Plan” means Company’s 2016 Stock Option and Grant Plan.

Company Warrant. “Company Warrant” means a warrant to purchase capital stock of the Company, as evidenced by a written agreement between the Company and the Warrantholder.

Company Working Capital. “Company Working Capital” means an amount equal to the Company’s current assets minus the Company’s current liabilities, as calculated in accordance with GAAP and the Working Capital Guidelines and Sample Calculations, of Company calculated as of the Effective Time, provided, however, that Cash, income Tax assets, Closing Debt, Closing Transaction Expenses, and income Tax liabilities, shall not be taken into account for purposes of Company Working Capital, but for the avoidance of doubt current deferred revenue shall be taken into account.

Confidentiality Agreement. “Confidentiality Agreement” means the confidentiality agreement between Company and Purchaser entered into prior to the execution of this Agreement relating to the transactions hereunder.

Consent. “Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization or required under a Material Contract).

Contract. “Contract” means any written contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, and, with respect to the Company, to which the Company is a party.

Copyleft Software. “Copyleft Software” means any computer software that is distributed pursuant to a license that (i) requires the licensee to distribute or provide access to the source code of such computer software or any portion thereof when the object code is distributed, (ii) requires the licensee to distribute the computer software or any portion thereof for free, or (iii) requires that other computer software or any portion thereof combined with, linked to, or based upon such computer software be licensed pursuant to the same license or requires the distribution of all or any portion of such other computer software for free, including, computer software licensed or distributed under any of the following licenses: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the Mozilla Public License; (D) the BSD License; and (E) the Apache License.

Damages. “Damages” means any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee, cost (including reasonable costs of investigation) or expenses (including reasonable expenses of professionals). Notwithstanding the foregoing, Damages shall not include, and no Indemnified Party shall have the right to recover for (i) punitive damages, except for any punitive damages subject to indemnification under Section 9, (ii) special, incidental, indirect, consequential or exemplary losses, damages, fines, or penalties, (iii) any losses, damages, fines or penalties based on or calculated with respect to a multiple of earnings, profits, revenue, or other similar measure, or (iv) losses, damages, fines or penalties based on or calculated with respect to lost profits, lost business, lost reputation or opportunity, diminution in value, or other similar measure, in each case whether or not any such losses, damages, fines, or penalties were reasonably foreseeable; except, in each case, to the extent any such Damages are required to be paid to a third party pursuant to a Third Party Claim.

DeRamus. “DeRamus” means Christopher DeRamus, one of the Retained Key Owners.

Diligence Site. “Diligence Site” means the electronic data room used by the parties to exchange information in connection with the transaction contemplated by this Agreement. A reference that a document has been “made available to Purchaser” on the Diligence Site means a document that has been placed on the Diligence Site prior to the date of execution of this Agreement.

Embedded Third Party Software. “Embedded Third Party Software” means Company Licensed Software embedded in, distributed with or bundled with any Company Owned Software.

Encumbrance. “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), excluding (i) Material Contracts, (ii) mechanics, materialmen’s or contractors’ liens or other similar statutory liens, (iii) liens for Taxes or assessments and similar charges which either are (a) not delinquent or (b) being contested in good faith and by appropriate Legal Proceeding, (iv) and non-exclusive licenses granted in the ordinary course of business and any of the foregoing that are immaterial.

Entity. “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Equityholders. “Equityholders” means the Stockholders, Optionholders and Warrantholders.

ERISA. “ERISA” means in the Employee Retirement Income Security Act of 1974, as amended.

Estimated Additional Adjustment Items. “Estimated Additional Adjustment Items” means: the Company’s good faith estimate of the Additional Adjustment Items, as set forth on the Closing Certificate.

Estimated Company Cash. “Estimated Company Cash” means the Company’s good faith estimate of Company Cash, as set forth on the Closing Certificate.

Estimated Closing Consideration. “Estimated Closing Consideration” means:

(a)    an amount in cash equal to $145,000,000, minus

(b)    the Rollover Amount, minus

(c)    the Estimated Closing Adjustment, minus

(d)    the Expense Fund Amount, minus

(e)    the Holdback Amount, plus

(f)    Estimated Company Cash.

provided, that the Estimated Closing Consideration cannot be reduced below $0.

Estimated Closing Adjustment. “Estimated Closing Adjustment” means:

(a)     the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Company Working Capital, if any, minus

(b)    the amount, if any, by which the Estimated Company Working Capital exceeds the Target Working Capital, if any, plus

(c)    the Estimated Additional Adjustment Items.

Estimated Company Working Capital. “Estimated Company Working Capital” means the Company’s good faith estimate of the Company Working Capital, as set forth on the Closing Certificate.

Fraud. “Fraud” means Delaware common law fraud based on intent to deceive, (a) as applied to the Company, with respect to the representations and warranties made by the Company in Section 2, and (b) as applied to the Purchaser, with respect to representations and warranties made by the Purchaser and Merger Sub in Section 3.

Fundamental Representations. “Fundamental Representations” means the representations and warranties set forth in Sections 2.1, 2.2, 2.15, and 2.21.

Future Payments. “Future Payments” means (i) the Final Closing Adjustment payable to the Equityholders pursuant Section 1.12(f), if applicable, and (ii) any portion of the Holdback Amount that may become distributable to the Equityholders pursuant to this Agreement.

GAAP. “GAAP” means generally accepted accounting principles in the United States.

Governmental Authorization. “Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Authority.

Governmental Authority. “Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

Holdback Amount. “Holdback Amount” means the Indemnity Holdback Amount and the Purchase Price Adjustment Holdback Amount.

Indemnified Party. “Indemnified Party” means any Party seeking indemnification pursuant to Section 9 of this Agreement.

Indemnitor. “Indemnitor” means the Party obligated to provide indemnification to an Indemnified Party pursuant to Section 9 of this Agreement.

Indemnity Holdback Amount. “Indemnity Holdback Amount” means a cash amount of $7,250,000.

Intellectual Property. “Intellectual Property” means any intellectual, proprietary, and industrial property rights, including but not limited to (i) all trademarks (whether registered or unregistered), trademark applications, trade names, fictitious business names, service marks, and corporate name, (ii) all copyrights (whether registered or unregistered), copyright applications, moral rights and design rights, (iii) all patentable ideas, invention disclosures, patents, and patent applications, (iv) all source code, inventions, discoveries, technology, know-how and trade secrets, (v) all computer programs, content, and other computer software, and (vi) all drawings, schematics, records, and confidential or proprietary information related to any of the foregoing.

Intellectual Property Registrations. “Intellectual Property Registrations” means all: (i) patents, including applications therefor; (ii) registered trademarks and applications to register trademarks; (iii) copyright registrations and applications to register copyrights; and (iv) domain name registrations.

Intellectual Property Representations. “Intellectual Property Representations” means the representations and warranties set forth in Section 2.7.

IP Cap. “IP Cap” means $48,000,000, or such larger amount as may be available under the R&W Insurance.

Johnson. “Johnson” means Brian Johnson, one of the Retained Key Owners.

Legal Proceeding. “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

Liability. “Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unasserted, contingent, indirect, conditional, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Material Adverse Effect. A violation or other matter will be deemed to have a “Material Adverse Effect” if such violation or other matter would be reasonably likely to have a material adverse effect on Company’s ability to perform its obligations hereunder or it business, condition, or operations, taken as a whole, except to the extent resulting from (i) changes in general, local, domestic, foreign, or international economic conditions, including, without limitation, changes resulting from epidemics or global pandemics (including, for the avoidance of doubt, the COVID-19 virus), (ii) changes affecting generally the industries or markets in which Company operates, (iii) fluctuations in sales or earnings or failure of the Company to meet internal or published sales, earnings, budgets, plans, forecasts or other financial or non-financial projections or estimates (provided, any change, event, or development underlying such fluctuation or failure not otherwise excluded in the other exceptions in clauses (i) through (ii) and (iv) through (xii) of this definition may be taken into account in determining whether a Material Adverse Effect has occurred); (iv) acts of war, sabotage or terrorism, military actions or the escalation thereof, and acts of God or other calamities, including hurricanes, earthquakes, floods or other natural disasters, in each case, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (vi) any changes in Legal Requirements or accounting rules or principles, including changes in GAAP, (vii) any other action required by this Agreement, (viii) (for the purposes compliance with Section 5.1(b) only) the execution, announcement, performance or pendency of, or the taking of any action contemplated by, or other third party awareness of, this Agreement or the agreements or transactions contemplated hereby, (ix) any actions taken, or failures to take action, in each case, to which Purchaser has consented or the failure to take actions specified in Section 4.1 and Section 4.4 due to Purchaser’s failure to consent thereto following the request of the Equityholder Representative or the Company, (x) any adverse change in or effect on the business, results of operations or financial condition of the Company that is covered by insurance;

(xi) compliance by the Equityholder Representative or the Company with the terms of this Agreement or the breach of this Agreement by Purchaser; or (xii) (for the purposes compliance with Section 5.1(b) only) any event, occurrence or development with respect to which Purchaser has knowledge as of the date hereof including related to any matter described on the Disclosure Schedules.

Material Change. “Material Change” means:

(i) any material damage, destruction or casualty loss to the properties or assets of Company (whether covered by insurance or not) outside the ordinary course of business;

(ii) any Material Adverse Effect;

(iii) any entry into any transaction, commitment or agreement (or series of related transactions, commitments or agreements) in excess of $100,000 or outside the ordinary course of business of Company;

(iv) any direct or indirect redemption, repurchase or other acquisition for value by Company of its capital stock or any agreement to take such action, or any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property with respect to Company’s capital stock;

(v) other than the Pre-Closing Bonuses, any increase outside the ordinary course of business of Company in (i) the rate or terms of compensation payable or to become payable by Company to its directors, officers, employees, agents or independent contractors, or (ii) the rate or change in the terms of any employment agreement or compensatory arrangement, or any changes in any bonus, severance, pension, insurance or other employee benefit plan, or any other payment or benefit made to or for any such director, officer, employee, agent or independent contractor;

(vi) any sale, transfer or other disposition of any asset of Company to any party, including, without limitation, the Stockholders, except for payment of obligations incurred, and sale or licenses of products, in the ordinary course of business consistent with past practices;

(vii) any amendment or termination of a Material Contract other than in the ordinary course of business;

(viii) any capital expenditure for additions to property or equipment by Company in excess of $25,000;

(ix) any issuance of capital stock of Company or of securities convertible into or rights to acquire any such capital stock;

(x) any failure by Company to pay accounts payable or other obligations in the ordinary course of business;

(xii) any pledge of any of the assets or properties of Company or any action or inaction which would subject any such assets or properties to any lien, security interest, mortgage, pledge, claim, charge or other encumbrance of any kind;

(xiii) the incurrence of any liability or obligation by Company, including any borrowing, except for liabilities incurred in the ordinary course of business;

(xiv) any actual or threatened termination or cancellation of, or modification or change in, any business relationship with any Material Customer or Supplier, except in the ordinary course of business;

(xv) any cancellation of a debt due to or a claim of Company, other than by payment or other satisfaction;

(xvi) any material failure of Company to perform under, or any default by Company under, any agreement, obligation or covenant to which it is or was bound;

(xvii) any change in any method of accounting or accounting practice, principle or procedure;

(xviii) any material action or inaction which might cause Company to incur any Tax liability out of the ordinary course of business; or

(xix) any agreement, whether in writing or otherwise, to take any action described above.

Material Contract. “Material Contract” means:

(i)    each Company Contract relating to the employment of, or the performance of services by, any employee, consultant or independent contractor in excess of $250,000 on an annual basis, except for Company Contracts that include licenses to the Company for Off-the-Shelf Software and licenses from the Company to customers in the ordinary course of business;

(ii)    each Company Contract relating to the acquisition, transfer, use, development, sharing or license of any material technology or any Intellectual Property, except for Company Contracts that include licenses to the Company for Off-the-Shelf Software and licenses from the Company to customers in the ordinary course of business;

(iii)    each Company Contract imposing any material restriction on Company’s right or ability (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) develop or distribute any technology;

(iv)    each Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

(v)    each Company Contract relating to the acquisition, issuance or transfer of any securities;

(vi)    each Company Contract relating to the creation of any Encumbrance with respect to any asset of Company;

(vii)    each Company Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

(viii)    each Company Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(ix)    each Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any related party;

(x)    each Company Contract with a Government Authority (a “Government Contract”) or government bid submitted by the Company for a Government Contract in an amount or value in excess of $25,000;

(xi)    any other Company Contract not otherwise disclosed under another subsection of this definition that was entered into outside the ordinary course of business or was inconsistent with Company’s past practices in an amount or having a value in excess of $25,000 in the aggregate;

(xii)    any other Company Contract not otherwise disclosed under another subsection of this definition that has a term of more than 60 days and that may not be terminated by Company (without penalty) within 60 days after the delivery of a termination notice by Company; and

(xiii)    any other Company Contract not otherwise disclosed under another subsection of this definition that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $25,000 in the aggregate, or (B) the performance of services having a value in excess of $25,000 in the aggregate.

Merger Consideration. “Merger Consideration” means, in the aggregate, the following: (i) the amounts payable to each Stockholder, other than the Retained Key Owners, as set forth in Section 1.2(b), (ii) the amounts payable to the Retained Key Owner, as set forth in Section 1.2(c), (iii) the amounts payable to the Warrantholder, as set forth in Section 1.5(a), and (iv) the amounts payable to the Optionholders in Section 1.5(c), each as set forth on the Payment Schedule.

Net Option Shares. “Net Option Shares” means then number of shares of Company Stock to which the holder of a Vested In-The-Money Option is entitled after giving effect to a “net exercise” of such Vested In-The-Money Option, as such term is defined in the Company Stock Plan.

Net Warrant Shares. “Net Warrant Shares” means that number of shares of Company Stock which the holder of a Company Warrant is entitled after giving effect to a “Cashless Exercise” of such Company Warrant, as such term is defined in the Company Warrant.

Off-Balance Sheet Liabilities. “Off-Balance Sheet Liabilities” means with respect to any Person, (i) any repurchase obligation or liability of the Person with respect to accounts or notes receivable sold by Person, (ii) any liability under any sale or leaseback transactions which do not create a liability on the consolidated balance sheet of Person, (iii) any liability under any financing lease or so-called synthetic lease transaction, or (iv) any other obligations arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheet of Person, excluding leases that are not capitalized leases.

Off-the-Shelf Software. “Off-the-Shelf Software” means the following: ready-to-use, pre-packaged Software owned and provided to Company by an unaffiliated third party which Software is (i) commercially available to the public, and (ii) not embedded in or otherwise included with any of the products or services provided by Company, and (iii) replaceable in its most current version without material delay for a cost of not more than $2,000 for a perpetual license or $250 a seat for annual license.

Open Source Software. “Open Source Software” means free software, open source, public source, shareware, freeware or similar Software, or any enhancement, modification, improvement or derivative thereof.

Optionholder. “Optionholder” means the holder of a Vested In-The-Money Option.

Option Cancellation Agreement. “Option Cancellation Agreement” means an Option Cancellation Agreement substantially in the form attached as Exhibit D hereto.

Per Share Closing Payment. “Per Share Closing Payment” means the quotient obtained by dividing (a) the Estimated Closing Consideration by (b) the sum of (i) the aggregate number of shares of Company Stock held by all Stockholders who are not Retained Key Owners as of immediately prior to the Closing, (ii) 60% of the aggregate number of shares of Company Stock held by the Retained Key Owners (i.e., 2,808,000 shares of Company Stock), (iii) the aggregate number of Net Warrant Shares held by all Warrantholders as of immediately prior to Closing, and (iii) the aggregate number of Net Option Shares held by all Optionholders as of immediately prior to Closing.

Per Share Future Payments. “Per Share Future Payments” means the amount that each share of Company Stock is entitled with respect to any Future Payments, calculated by dividing the Future Payments by the sum of (i) the aggregate number of shares of Company Stock held by Stockholders as of the Closing Date, (ii) the aggregate number of Net Warrant Shares held by all Warrantholders as of immediately prior to Closing, and (iii) the aggregate number of Net Option Shares held by all Optionholders as of immediately prior to Closing.

Person. “Person” means any individual, Entity or Governmental Authority.

Personal Information. “Personal Information” means information and data that is linked or linkable to a natural person, including, without limitation, any information specifically defined or identified in any Company privacy policy as “personal information,” “personal data,” “personally identifiable information,” or “PII”. Personal Information may relate to any identifiable natural person, including a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

Pre-Closing Bonuses. “Pre-Closing Bonuses” means the cash bonus payments to be made by the Company to certain employees of the Company prior to Closing in the aggregate amount of $4,716,775.00.

Purchaser Indemnified Parties. “Purchaser Indemnified Parties” means the Purchaser, Ultimate Parent, the Merger Sub, the Surviving Corporation and their respective officers, directors, equityholders, partners, employees, agents, representatives, successors and assigns and the Affiliates of the Purchaser and such other Persons.

Purchase Price Adjustment Holdback Amount. “Purchase Price Adjustment Holdback Amount” means $150,000.00.

Representatives. “Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

R&W Insurance. “R&W Insurance” means that certain Buyer-Side Representations and Warranty Insurance Policy issued by AXA XL Insurance, as supplemented by that Excess Buyer’s Representations and Warranties Insurance Policy issued by Vale Insurance Partners LLC, as further supplemented by that Second Excess Buyer-Side Representations and Warranties Insurance Policy issued by Liberty Surplus Insurance Corporation (as may be amended, modified or otherwise supplemented from time to time) to cover breaches of the Company’s representations and warranties, as more fully set forth in the policies.

R&W Insurance Policy Cost. “R&W Insurance Policy Cost” means the premium, broker, and underwriting expenses expressly identified in the R&W Insurance Policy Quote Summary for Buyer-Side Representations and Warranties Insurance, dated April 5, 2020, provided by MarshUSA, Inc. to Purchaser, a true and correct copy of which has been provided to Company, in connection with the R&W Insurance Policy, but not including, for the avoidance of doubt, retention or similar amounts.

Restricted Company Stock. “Restricted Company Stock” means those shares of Company Stock that were awarded under the Company Stock Plan and are subject to restrictions pursuant to one of the following Restricted Stock Agreements, true and correct copies of each having been provided to Purchaser: (a) Restricted Stock Agreement, with a Grant Date of March 21, 2016, between the Company and DeRamus; (b) Restricted Stock Agreement, with a Grant Date of March 21, 2016, between the Company and Peter Scott; (c) Restricted Stock Agreement, with a Grant Date of March 21, 2016, between the Company and Tim McLaughlin; and (d) Restricted Stock Agreement, with a Grant Date of September 28, 2017, between the Company and Peter Scott; provided, however, that all restrictions placed on such Restricted Company Stock shall terminate as a result of the Acquisition.

Retained Key Owners. “Retained Key Owners” means DeRamus and Johnson.

Retention. “Retention” shall have the meaning as set forth in the R&W Insurance and shall be subject to reduction as set forth in the R&W Insurance.

Rollover Amount. “Rollover Amount” means the dollar amount determined by multiplying (a) 40% of the aggregate number of shares of Company Stock held by the Retained Key Owners (i.e., 1,872,000 shares of Company Stock) by (b) an amount equal to the Per Share Closing Payment.

Seller Indemnified Parties. “Purchaser Indemnified Parties” means the Company, the Equityholders, and the Equityholder Representative and their respective officers, directors, equityholders, partners, employees, agents, representatives, successors and assigns and their respective Affiliates.

Stockholders. “Stockholders” mean the holders of Company Stock.

Software. “Software” means any computer program, operating system, applications system, firmware or software of any nature, whether operational, under development or inactive including all object code, source code, comment code, algorithms, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, technical manuals, test scripts, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer program, operating system, applications system, firmware or software.

Target Working Capital Amount. “Target Working Capital Amount” means negative $4,155,000.00.

Tax. “Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority responsible for the imposition of Taxes.

Tax Law. “Tax Law” means any foreign, federal, state, or local Legal Requirements relating to Taxes.

Tax Liability Amount. “Tax Liability Amount” means any (A) the amount of unpaid Taxes of the Company with respect to any Pre-Closing Tax Period or pre-Closing portion of any Straddle Period provided, however, that, for purposes hereof, Tax Liability Amount shall not include any Taxes (A) to the extent otherwise taken into account in the calculation of the Merger Consideration, (B) imposed, incurred or otherwise attributable to any actions taken, or caused to be taken, by the Purchaser, the Company, or any subsidiary or any Affiliate of the foregoing Persons on the Closing Date after the Closing, or (C) that are due to the unavailability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating losses, credits or other Tax assets or attributes that arose in a taxable period (or portion thereof) ending on or prior to the Closing Date.

Tax Return. “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Transaction Agreements. “Transaction Agreements” means this Agreement, and any agreement entered into in connection with or pursuant to this Agreement and any amendments to the foregoing.

Unvested Option. “Unvested Option” means any Company Option or portion thereof that, pursuant to the terms and conditions set forth in the Company Stock Plan and the grant applicable to such Company Option, has not vested, or would not vest in the entirety effective upon the consummation of the transactions.

Vested In-The-Money Options. “Vested In-The-Money Options” means all Vested Options that are outstanding as of immediately prior to the Effective Time with an exercise price per Share that is less than the Per Share Closing Payment.

Vested Option. “Vested Option” means any Company Option, or portion thereof that, pursuant to the terms and conditions set forth in the Company Stock Plan and the grant applicable to such Company Option, has vested, or would vest effective upon the consummation of the transactions contemplated hereby.

Warrantholder. “Warrantholder” means the holder of a valid and unexpired Company Warrant.

Warrant Cancellation Agreement. “Warrant Cancellation Agreement” means an Warrant Cancellation Agreement substantially in the form attached as Exhibit E hereto.

Working Capital Guidelines and Sample Calculations. “Working Capital Guidelines and Sample Calculations” means the working capital guidelines and sample calculations in substantially the form attached as Exhibit J hereto.

Other Defined Terms. In addition to the terms defined above in this Exhibit A, the following terms shall have the meanings ascribed to such terms in the Sections set forth below:

Term	Section
280G Vote Result	4.6
Acquisition	Recitals
Additional Option	1.6
Advisory Group	10.2
Agreement Date	Preamble
Applicable Limitation Date	9.3(b)
Basket	9.4(a)(i)
Benefit Plans	2.14(a)
Certificates	1.8(a)
CFIUS	3.7
Closing	1.3
Closing Adjustment Statement	1.12(b)
Closing Certificate	1.7
Closing Date	1.3
Company	Preamble
Confidential Information	11.2(a)
Contingent Workers	2.13(a)
D&O Indemnified Parties	8.4
D&O Tail	0
DGCL	Recitals
Disclosure Schedules	2
Disputed Line Items	1.12(c)
Dissenting Shares	1.9(a)
Domain Name	2.7(j)
EAR	2.7(l)
Effective Time	1.3
Embedded Software	2.7(d)
Employment Arrangements	1.10(a)(vi)
Environmental Laws	2.16(c)
Equityholder Representative	Preamble
Estimated Closing Balance Sheet	1.12(a)
Expense Fund	10.3
Expense Fund Amount	10.3
Final Closing Adjustment	1.12(f)
Final Closing Adjustment Items	1.12(c)
Final Closing Adjustment Statement	1.12(c)
FIRMMA Pilot Program	3.7
General Survival Period	9.3(b)
Government Officials	2.20(a)
Holdback Period	1.11(b)
Indemnification Cap	9.4(a)(ii)
Indemnification Notice	9.3(c)
Indemnifying Party	9.2(a)
Information Statement	1.8(b)
Interim Balance Sheet	2.3(a)
Interim Balance Sheet Date	2.3(a)
Material Customers	2.10
Material Real Property Lease	2.6(a)

Term	Section
Merger Consideration	1.2(b)
Merger Sub	Preamble
Miles	11.4
Neutral Accountant	1.12(d)
Objection Notice	1.12(c)
Option Cancellation Agreement	1.8(i)
Parties	Preamble
Party	Preamble
Paying Agent	1.8(a)
Payment Schedule	1.7
Performance Benefit Agreement	4.4(b)
Post-Closing Straddle Period	8.3(c)
Post-Closing Tax Periods	8.3(a)
Pre-Closing Straddle Period	8.3(c)
Pre-Closing Tax Periods	8.3(a)
Privacy Laws and Requirements	2.7(p)
Privileged Materials	11.5
Product	2.8
Purchase Price Adjustment Holdback Deficit	1.11(a)
Purchaser	Preamble
Related Party	2.18
Representative Engagement Agreement	10.2
Representative Expenses	10.2
Representative Group	10.2
Retained Key Owners	1.2(c)
Retention Agreement	4.4(a)
Retention Amount	4.4(a)
Secretary	1.3
Straddle Return	8.3(c)
Stub Period	8.3(b)
Supplier	2.11
Surviving Corporation	1.1(a)
Tax Representations	9.3(b)
Third Party Claim	9.2(a)
Transmittal Letters	1.8(b)
Ultimate Parent Shares	1.2(c)
Union	2.13(c)
WARN Act	2.13(e)
Written Stockholder Consent	1.10(a)(iii)

EXHIBIT B

AMENDED AND RESTATED COMPANY CHARTER

EXHIBITS C-1 and C-2

FORM OF TRANSMITTAL LETTERS

EXHIBIT D

FORM OF OPTION CANCELLATION AGREEMENT

EXHIBIT E

FORM OF WARRANT CANCELLATION AGREEMENT

EXHIBIT F

EMPLOYMENT ARRANGEMENTS

EXHIBIT G

RETENTION RSUs

EXHIBIT H

PERFORMANCE RSUs

EXHIBIT I

DISCLOSURE SCHEDULES

EXHIBIT J

WORKING CAPITAL GUIDELINES AND SAMPLE CALCULATIONS